Confidential Treatment Requested by Azul S.A.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on March 9, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Azul S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Federative Republic of Brazil	4512	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil

+55 (11) 4831 2880

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

10 East 40th Street, 10th Floor

New York, NY 10016

+1 (212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jonathan Lewis

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017
+1 (212) 918-3000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by a check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company. ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to completion, dated , 2026)

Up to common shares, including in the form of ADSs, and
up to common shares, including in the form of ADSs, issuable upon exercise of Warrants

(incorporated in the Federative Republic of Brazil)

This prospectus relates to the offer and resale from time to time by the (a) selling shareholders named herein, and (b) the Unnamed Selling Shareholders (as defined herein) if and when set forth in a post-effective amendment to the registration statement of which this prospectus forms a part (together, the “Selling Shareholders”) of up to common shares, without par value, of Azul S.A. (the “common shares”), including common shares in the form of American depositary shares (“ADSs”), each representing 500,000 common shares (which ratio may be changed as provided herein), and may be evidenced by an American depositary receipt (“ADR”), or may be held in uncertificated form (see “Description of American Depositary Shares”) (or approximately % of our outstanding common shares on the date of this prospectus), comprising (i) the offer and resale of up to common shares, including in the form of ADSs, issued in connection with the Equity Rights Offering (as defined below), and (ii) the offer and resale of up to common shares, including in the form of ADSs, issuable upon exercise of the Warrants (as defined below).

We are filing the registration statement of which this prospectus forms a part (i) pursuant to our obligations under a registration rights agreement (the “Registration Rights Agreement”) entered between us and certain of the Selling Shareholders, among others, dated February 20, 2026, as further described under “Registration Rights Agreement,” and (ii) to register the resale of certain common shares represented by Rule 144A Restricted ADSs (as defined below) acquired by certain professional investors (or their permitted transferees) in the Equity Rights Offering (as defined below) that are not party to the Registration Rights Agreement (“Restricted ADS Holders”).

The Selling Shareholders identified in this prospectus may offer our common shares, including in the form of ADSs, from time to time through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at privately negotiated prices. To the extent required, we will provide the specific terms of transactions in supplements to this prospectus. You should read this prospectus and any applicable supplements carefully before you invest. See “Plan of Distribution.”

Our ADSs are currently quoted on the OTC Pink Limited Market (“OTC Pink”) under the symbol “AZLUY.” On , 2026, the last reported sale price of our ADSs on OTC Pink was US$ per ADS. Our common shares are currently listed on the Level 2 (Nível 2) segment of the São Paulo Stock Exchange (B3 S.A.—Brasil, Bolsa, Balcão) (the “B3”) under the symbol “AZUL53.” On , 2026, the last reported sale price of our common shares on the B3 was R$ per one million common shares, which is equivalent to a price of US$ per one million common shares (based on the commercial selling rate published by the Central Bank on , 2026, which was R$ to US$1.00), and is equivalent to US$ per ADS (based on each ADS representing 500,000 common shares).

We will not receive proceeds from any disposition of our common shares, including in the form of ADSs, by the Selling Shareholders.

Investing in our common shares, including in the form of ADSs, involves risk. See “Risk Factors” beginning on page of this prospectus and in our other filings with the Securities and Exchange Commission (the “SEC”) incorporated by reference in this prospectus to read about factors you should consider before investing in our common shares, including in the form of ADSs.

Neither the SEC, the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”), nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2026.

Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	iii
FORWARD-LOOKING STATEMENTS	iv
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	vi
PROSPECTUS SUMMARY	7
SUMMARY OF THE OFFERING	19
RISK FACTORS	21
USE OF PROCEEDS	23
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	24
PRINCIPAL SHAREHOLDERS	25
SELLING SHAREHOLDERS	26
DESCRIPTION OF CAPITAL STOCK	29
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	34
STOCK TRADING MARKETS	46
DIVIDEND POLICY	47
SHARES ELIGIBLE FOR FUTURE SALE	50
REGISTRATION RIGHTS AGREEMENT	51
PLAN OF DISTRIBUTION	52
TAXATION	54
EXPENSES OF THIS OFFERING	65
VALIDITY OF SECURITIES	66
EXPERTS	67
ENFORCEABILITY OF CIVIL LIABILITIES	68
WHERE YOU CAN FIND MORE INFORMATION	69

i

Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

This prospectus has been prepared by us solely for use in connection with the proposed offering of common shares, including in the form of ADSs, in the United States and elsewhere outside Brazil.

Neither we, the Selling Shareholders, nor any of their respective agents, have authorized anyone to provide any information other than that contained in or incorporated by reference into this prospectus or in any applicable prospectus supplement. We, the Selling Shareholders and their respective agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we, the Selling Shareholders, nor their respective agents, are making an offer to sell the common shares, including in the form of ADSs, in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of the date of such document (except as otherwise indicated), regardless of the time of delivery of this prospectus or any sale of the common shares, including in the form of ADSs. Our business, financial condition, results of operations, cash flows and prospects may have changed since the date specified on such document.

For investors outside the United States: Neither we nor the Selling Shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares including the common shares, including in the form of ADSs, and the distribution of this prospectus outside the United States and in their jurisdiction.

In this prospectus, references to the “Company” refer to Azul S.A., a sociedade por ações incorporated under the laws of Brazil, unless the context requires otherwise, and references to “Azul,” “we,” “us” and “our” refer to the Company and its subsidiaries on a consolidated basis, unless the context requires otherwise.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. References in the prospectus to “real,” “Brazilian real,” “reais,” “Brazilian reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

In this prospectus, unless the context otherwise requires, references to percentages of our outstanding common shares are calculated based on the number outstanding common shares (not deducting the number of shares we hold in treasury) as of the date of this prospectus.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of a resale registration statement that we filed with the SEC using a “shelf” registration process. The Selling Shareholders may offer and sell, from time to time, an aggregate of up to common shares, including in the form of ADSs, under this prospectus. In some cases, we and the Selling Shareholders will also be required to provide a prospectus supplement containing specific information about the Selling Shareholders and the terms on which they are offering and selling our common shares, including in the form of ADSs. We may also add, update or change in a prospectus supplement information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement, and any documents incorporated by reference, as well as any post-effective amendments to the registration statement of which this prospectus is a part, before you make any investment decision. To the extent there is a conflict between the information contained in this prospectus and any applicable prospectus supplement, including the information incorporated by reference, you should rely on the information in the applicable prospectus supplement.

You should rely only on the information contained in this prospectus and any accompanying prospectus supplement, including the information incorporated by reference herein. Neither we nor the Selling Shareholders have authorized anyone to provide you with information different from that contained in this prospectus or any accompanying prospectus supplement, including the information incorporated by reference herein.

The Selling Shareholders may only offer to sell, and seek offers to buy, our common shares, including in the form of ADSs, in jurisdictions where offers and sales are permitted. The information contained in this prospectus speaks only as of the date of this prospectus.

The Selling Shareholders acquired the interests they hold in the common shares (including in the form of ADSs) in accordance with the Plan of Reorganization (as supplemented, revised or amended, or otherwise modified in accordance with its terms, the “Plan of Reorganization” or “Plan”) filed by the Company and certain of its subsidiaries (which we refer to, together with the Company, as the “Debtors”) pursuant to Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) and the terms of the Backstop Commitment Agreement, the United Investment Agreement, the Additional Investment Agreement and the American Investment Agreement (each as defined herein) and the transactions contemplated therein. On February 20, 2026, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) entered an order confirming the Plan. See “Prospectus Summary—Recent Developments.” We agreed to register for resale of the common shares (including in the form of ADSs) owned as of the date of this prospectus and certain common shares (including in the form of ADSs) that may be owned in the future by the Selling Shareholders set forth herein or set forth in the applicable prospectus supplement and in accordance with the terms of the Registration Rights Agreement.

In connection with the Chapter 11 process, the Company and certain of its subsidiaries were required to prepare projected financial information. These projections are not part of this prospectus and should not be relied upon in connection with any offering of our common shares, including in the form of ADSs. The projections were not prepared for the purpose of any offering of our common shares, including in the form of ADSs, and have not been updated after the date as of which such projections were prepared. The projections reflected numerous assumptions concerning our anticipated future performance and prevailing and anticipated market and economic conditions at the time they were prepared that were and continue to be beyond our control and that may not materialize. Projections are inherently subject to uncertainties and to a wide variety of significant business, market, economic and competitive risks, including those risks discussed under “Risk Factors” in this prospectus and other risks described in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on , 2026 (the “2025 Annual Report”), which is incorporated by reference into this prospectus. Our actual results will vary from those contemplated by the projections and the variations may be material. As a result, you should not rely upon the projections in deciding whether to invest in our common shares, including in the form of ADSs.

iii

Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and the documents incorporated herein by reference are forward-looking in nature, such as statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and relate to trends and events that may affect our future financial position and operating results.

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our common shares and our ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

These statements appear throughout this prospectus and the documents incorporated herein by reference and include statements regarding our intent, belief or current expectations in connection with:

•	our recent emergence from the reorganization proceedings under Chapter 11 of the Bankruptcy Code voluntarily commenced by the Debtors on May 28, 2025, and the related restructuring transactions implemented thereunder;
•	inflation, appreciation, depreciation and devaluation of the Brazilian real, as well as interest rates and exchange rates in Brazil and the other markets in which we operate, which have been particularly volatile as a result of, among other factors, monetary stimulus in response to the COVID-19 pandemic, supply chain disruptions, natural disasters (such as the significant floods experienced in the state of Rio Grande do Sul in April and May 2024) and geopolitical tensions (such as tensions as a result of the Russia-Ukraine conflict and the escalation of conflicts in the Middle East, rising tensions between the United States and Venezuela, the United States and Cuba, and among the United States, Israel and Iran);
•	our level of debt and other fixed obligations, including obligations owed to lessors and original equipment manufacturers (“OEMs”), as well as our ability to obtain additional financing and to refinance our existing debt and other obligations;
•	the economic, financial and other effects of pandemics, epidemics, diseases, public health threats and similar crises (including the coronavirus, or COVID-19, pandemic), and natural disasters (such as the significant floods experienced in the state of Rio Grande do Sul in April and May 2024), and governmental responses thereto, particularly as such factors impact or may impact Brazil and the other markets in which we operate, thus adversely affecting our results of operations and financial condition, and heightening many of the other risks described in the “Risk Factors” section of our 2025 Annual Report);
•	developments and the perception of risks in connection with laws, regulations and policies the President of Brazil may adopt or change during his term in office, including economic, healthcare and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	our ability to implement in a timely and efficient manner, any measure necessary to respond to or reduce the impacts of developments related to pandemics, epidemics, diseases, public health threats and similar crises (including the COVID-19 pandemic) and natural disasters (such as the significant floods experienced in the state of Rio Grande do Sul in April and May 2024), on our business, operations, cash flow, prospects, liquidity and financial conditions;
•	changes in market prices, customer demand and preferences and competitive conditions;
•	general economic, political and business conditions in Brazil, particularly in the geographic markets we serve as well as any other countries where we currently operate and may operate in the future, including developments and the perception of risks in connection with volatility from the heightened political and social tensions following the presidential elections in Brazil;

iv

Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83
•	our ability to keep costs low;
•	risks associated with our lessors and aircraft and engine suppliers and maintenance providers, and our commercial relationship with them, including expected aircraft delivery schedules and availability of spare parts and the provision of maintenance services;
•	existing and future governmental regulations;
•	increases in maintenance costs, fuel costs and insurance premiums, especially in light of the Russia-Ukraine conflict, rising tensions between the United States and Venezuela, the United States and Cuba, and the escalation of conflicts in the Middle East, including among the United States, Israel and Iran;
•	our ability to maintain landing rights in the airports where we operate;
•	air travel substitutes;
•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;
•	our ability to attract and retain qualified personnel;
•	our aircraft utilization rate;
•	defects or mechanical problems with our aircraft, as well as availability of spare parts and maintenance services;
•	our ability to successfully implement our growth strategy, including our expected fleet growth, passenger growth, our capital expenditure plans, our future joint venture and partnership plans, our ability to enter new airports (including certain international airports), that match our operating criteria;
•	management’s expectations and estimates concerning our future financial performance and our financing, plans and programs, as well as our plans for refinancing or amending our financial obligations;
•	our reliance on third parties, including changes in the availability or increased cost of air transport infrastructure and airport facilities;
•	risks associated with cybersecurity incidents and privacy, including potential disruptions to our information technology systems, and information security breaches;
•	impact of global climate change and legal, regulatory or market response to such change;
•	increasing attention to, and evolving expectations regarding environmental sustainability; and
•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed as set forth under “Risk Factors” of the 2025 Annual Report.

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

v

Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our books and records in Brazilian reais. Our financial statements were prepared in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Market and Industry Data

This prospectus contains or incorporates by reference data related to economic conditions in the market in which we operate. The information contained in or incorporated by reference into this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Data and statistics regarding the Brazilian civil aviation market are based on publicly available data published by the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil—ANAC), Empresa Brasileira de Infraestrutura Aeroportuária—INFRAERO, the Brazilian Corporate Agencies Association (Associação Brasileira de Agências Corporativas—ABRACORP), Ministry of Transportation, Ports and Civil Aviation and Aeroportos Brasil (a private consortium that operates Viracopos airport jointly with INFRAERO), among others. Data and statistics regarding international civil aviation markets are based on publicly available data published by the International Civil Aviation Organization or the International Air Transport Association. We also make in this prospectus or incorporate by reference statements about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe to be reasonable, such as Cirium, ANAC and Dados Comparativos Avançados (Advanced Comparative Data, a monthly report issued by ANAC that contains preliminary information on the number of available seat kilometers (“ASKs”) and revenue passenger kilometers (“RPKs”) recorded in the Brazilian civil aviation market), and the Brazilian Association of Airline Companies (Associação Brasileira das Empresas Aéreas—ABEAR). Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the Selling Shareholders, nor their respective agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. Neither we, the Selling Shareholders, nor their respective agents can guarantee the accuracy of such information. In addition, the data that we compile internally and our estimates have not been verified by an independent source.

Financial Information in U.S. Dollars

We have translated some of the Brazilian real amounts contained in or incorporated by reference into this prospectus into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, the U.S. dollar equivalent for information in Brazilian reais presented in this prospectus is based on the commercial selling rate published by the Central Bank on December 31, 2025, which was R$5.5024 to US$1.00.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and in the documents we incorporate herein by reference. This summary does not contain all of the information you should consider before investing in our common shares, including in the form of ADSs. You should read the entire prospectus carefully, including the section titled “Risk factors” and “Forward-Looking Statements” contained in this prospectus, any applicable prospectus supplement and the section titled “Risk Factors” and “Operating and Financial Review and Prospects” in our 2025 Annual Report incorporated by reference herein, along with our consolidated financial statements and notes to those consolidated financial statements and the other information incorporated by reference into this prospectus.

Overview

We are the largest airline in Brazil in terms of number of cities served, according to ANAC (Brazil’s National Civil Aviation Agency), with more than 900 daily departures to 137 destinations, creating a network of more than 250 non-stop routes as of December 31, 2025. As the sole airline on 80% of our routes, we are the leading airline in 115 Brazilian cities in terms of departures according to ANAC, and carried about to 30 million passengers in the year ended December 31, 2025. In addition to having an extensive network, optimized fleet, and a high-quality product, we also have strategic revenue generating business units including our wholly-owned loyalty program Azul Fidelidade, our logistics solutions business Azul Cargo and Azul Viagens, our tourism travel business.

Brazil is geographically similar in size to the continental United States and is currently the fourth largest market for domestic airline passengers in the world, according to Cirium. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 102% to 101 million in 2025, according to ANAC.

We have the most extensive route network in Brazil, serving 160 domestic destinations, about twice as many as our main competitors Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (“Gol”) and Latam Airlines Group S.A. and its subsidiaries operating in Brazil (“LATAM”), which served 65 and 59 destinations respectively as of December 31, 2025, according to data from those companies. We are the only provider of scheduled service to 80 of our domestic destinations and hold the leading position in four out of the 10 largest domestic airports in which we operate in terms of departures, according to ANAC. Through our network, we connect travelers to destinations exclusively served by us from our three hubs, which cater to the São Paulo, Belo Horizonte and Recife markets, all among the largest metropolitan areas in the country. Notably, we are the leading airline at Viracopos airport, one of the principal airports in the São Paulo area and the largest domestic hub in South America in terms of non-stop destinations served, with a 96% share of its 140 domestic daily departures as of December 31, 2025, according to data from ANAC.

We operate a young, fuel-efficient fleet that we believe is better tailored for Brazil than those of our main competitors, as it allows us to serve markets with different demographics, ranging from large capitals to smaller cities. As of December 31, 2025, our passenger operating fleet in service totaled 155 aircraft with an average age of 7.2 years (excluding Cessna aircraft), which is significantly younger than that of our main competitors. We believe that our diversified fleet is optimized to efficiently match capacity to demand. This enables us to offer superior connectivity as well as more convenient and frequent non-stop service to more airports than our main competitors, Gol and LATAM, which mainly operate larger aircraft.

A key driver of our profitability is our management team’s extensive experience in implementing a disciplined, low-cost operating model. Our optimized fleet yields lower trip costs than our main competitor, according to data published by the relevant company. With the recovery and the increase in the number of next-generation Airbus A320neos and Embraer E2s in our fleet in the coming years, we expect to maintain our market-leading low trip cost advantage. In addition, we believe our full time-equivalent employees per aircraft were the lowest in Brazil as of December 31, 2025. We have built a strong brand by offering what we believe is a superior travel experience, based on a culture of customer service provided by a highly-motivated and well-trained team of Crewmembers. Our service features include advance seat assignment, leather seats, individual entertainment screens with free live television at every seat in all our Embraer jets and most of our A320neos, extensive legroom with a pitch of 30 inches or more, complimentary beverage and snack services, and free bus service to key airports we serve. In addition, we offer Wi-Fi service in some of our A320neo and E2 fleet and are currently installing it in additional aircraft. As a result of our strong focus on customer service, our NPS (Net Promoter Score) average in 2025 totaled 38.5. In 2020, Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. We were also recognized as the 4th most on time airline in 2025, the 6th most on time airline in 2024 and the 2nd most on time airline in 2023, with on time rates of 85.2%, 82.4% and 85.7%, respectively, according to Cirium.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

We continue to invest in and expand our loyalty program Azul Fidelidade, which had more than 18 million members as of December 31, 2025. Azul Fidelidade has been the fastest growing loyalty program in terms of members in Brazil for the past nine years compared to Smiles and LATAM Pass, the loyalty programs of Gol and LATAM respectively, according to information made publicly available by such companies. We believe that the Azul Itaucard Infinite is the best positioned co-branded credit card in the Itaucard portfolio, which was awarded the “Best credit card from Brazilian airlines” by Melhores Destinos in 2025. Given our network strength and the expected growth of passenger air travel, credit card penetration and usage and customer loyalty in Brazil, we believe that Azul Fidelidade is a key strategic asset for us.

In the year ended December 31, 2025, we generated net revenue of R$21.6 billion and a loss for the year of R$9.2 billion.

Our Competitive Strengths

We believe the following business strengths allow us to compete successfully:

Largest Network in Brazil

We are the largest airline in Brazil in terms of number of cities served, according to ANAC (Brazil’s National Civil Aviation Agency), with more than 900 daily departures to 137 destinations, creating a network of more than 250 non-stop routes as of December 31, 2025. We believe our connectivity at large hubs allows us to consolidate traffic, serving larger and medium-sized markets as well as smaller cities that do not generate sufficient demand for point-to-point service. We believe that our extensive network coverage allows us to connect more passengers than our competitors, who serve significantly fewer destinations. As of December 31, 2025, we served 160 destinations in Brazil, compared to 65 for Gol and 59 for LATAM. In addition, we were market leader in 88% of our routes as of December 31, 2025. By comparison, as of December 31, 2025, Gol and LATAM were leading carriers in 13 and 21 cities in Brazil, respectively. In addition, the routes in which we hold a leadership position represent approximately 82% of our total ASKs.

Our Optimized Fleet Enables Us to Efficiently Serve Our Target Markets

Our fleet strategy is based on optimizing the type of aircraft for the different markets we serve. Our diversified fleet of ATR, E-Jets and Airbus aircraft enables us to serve markets that we believe our main competitors, who fly mainly larger narrow-body aircraft, cannot serve profitably. We believe our current fleet of aircraft allows us to match capacity to demand, achieve high load factors, provide greater convenience and frequency, and serve low and medium density routes and markets in Brazil that are not served by our main competitors. Our domestic fleet consists of Embraer E-Jets which seat up to 136 passengers, fuel-efficient ATR aircraft which seat 70 passengers, next-generation Airbus A320neos which seat 174 passengers and Cessna Caravan which seat 9 passengers, while all the narrow-body aircraft used by Gol and LATAM in Brazil have between 138 and 220 seats. We also operate Airbus A330s to serve international markets, E-Jets converted to dedicated freighters and Boeing 737 freighter aircraft to support our cargo business.

Our fleet plan focuses on maintaining a trip cost advantage relative to our main competitors while also providing us with flexibility for growth into new markets both domestically and internationally. Based on our current firm orders, we expect to continuously transform our fleet adding next-generation E2 aircraft and A320neo aircraft mainly for domestic market and improving our international fleet with A330neo aircraft replacing older generation aircraft. These new generation aircraft are more fuel-efficient than older generation aircraft, and therefore we expect that our fleet plan will allow us to maintain market-leading trip costs and to reduce our total operating cost divided by ASK (CASK), both in absolute terms and relative to our main competitors.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

Optimized Passenger Yields

We utilize a proprietary yield management system that is key to our strategy of optimizing yield through dynamic fare segmentation and demand stimulation. We target both business travelers, to whom we offer convenient flight options, and cost-conscious leisure travelers, to whom we offer low fares to stimulate air travel and to encourage advanced purchases. This segmentation model has enabled us to achieve a passenger revenue per ASK (PRASK) of R$ 39.28 centavos in the year ended December 31, 2025, and R$ 39.15 centavos in December 31, 2024. We believe our superior network and product offering allows us to attract high-yield and frequent business travelers.

According to ABRACORP, in 2025, we held a 31.5% share in terms of Brazilian revenue share.

Most Efficient Cost Structure in the Brazilian Market

We have leveraged our management team’s experience by implementing a disciplined, low-cost operating model to achieve our operational efficiencies. We believe we have achieved these operational efficiencies primarily through:

•	optimized aircraft for markets and routes served;
•	low cost of sales, distribution and marketing through direct-to-consumer marketing, e-commerce and associated use of social networking tools;
•	lower costs due to single-class cabin configuration for our domestic flights;
•	operation of a modern fleet with better fuel-efficiency and lower maintenance costs than previous generation aircraft;
•	innovative and beneficial financial arrangements for our aircraft, as a result of being one of the largest customers for Embraer and ATR aircraft;
•	investment in check-in technology to increase operating efficiencies; and
•	creation of a company-wide business culture focused on driving down costs.

As a result, on December 31, 2025 our average cost per flight of our fleet was R$58,690.

We have a scalable operating platform that features advanced technology such as ticketless reservations, an Oracle financial system, a mobile app, and electronic check-in kiosks at our main destination airports. We believe that our scalable platform provides superior reliability and safety and will generate economies of scale as we continue to expand

High-Quality Customer Experience Through Product and Service-Focused Culture

We believe we have been successful in building a strong brand by using innovative marketing and advertising techniques with low expenditures that focus on social networking tools to generate word-of-mouth recognition of our high-quality service. As a result of our strong focus on customer service, surveys that we have conducted indicate that, as of December 31, 2025, 71% of our customers would recommend or strongly recommend Azul to a friend or relative. In addition, we use the NPS (Net Promoter Score) metric to measure customer satisfaction and in 2025, our average score totaled 38.5. The strength of our brand has been recognized in a number of awards, most recently being named the “Best Domestic Airline” by Melhores Destinos’s Awards 2025 for the seventh consecutive year, named the “Best Brazilian Airline” by the Consumidor Moderno’s Award 2025 for the fourth consecutive year, being named “Best Regional Airline of South America” by SkyTrax’s World Airline Awards 2025 and being named “Mais Brasil Airline” by Secretaria Nacional de Aviação Civil’s Aviação Mais Brasil 2025 Awards.

In addition, as a result of our strong brand awareness and focus on customer service, our Azul Fidelidade loyalty program had more than 18 million members as of December 31, 2025 and has been recognized with various awards, including being named “Best National Loyalty Program” for fifth time by Melhores Destinos 2024 and winning the “Points and Advantage Club Programs” category by Reclame Aqui Awards 2024.

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Experienced Management Team

We believe we benefit from our knowledgeable and experienced management team. Our senior management, which has senior airline experience both in Brazil and in the United States, includes:

•	our Chairman and Founder David Gary Neeleman, a dual Brazilian and U.S. citizen, who has founded five airlines in three different countries, including JetBlue Airways and Breeze;
•	our Chief Executive Officer, John Peter Rodgerson, who previously served as our Chief Financial Officer and our Investor Relations Officer, where he was responsible for implementing our financial strategy and cost structure since our inception. Mr. Rodgerson also served as Director of Planning and Financial Analysis at JetBlue Airways for five years, and as President of our main operating subsidiary, Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) from August 2019 to October 2022;
•	our Chief Financial Officer and Investor Relations Officer, Alexandre Wagner Malfitani, who previously served as the Head of our Azul Fidelidade loyalty program, and our Director of Finance and Treasurer. Before joining Azul, Mr. Malfitani held the position of Managing Director of Treasury at United Airlines, having also worked in the finance industry, including as a fund manager at Deutsche Bank and as a trader at Credit Agricole Indosuez;
•	our Chief Revenue Officer, Abhi Manoj Shah, who has nearly 20 years of experience in the aviation industry and has previously held executive positions at JetBlue Airways and Boeing. He was responsible for developing our yield management, network planning and revenue structure. Mr. Shah also serves as President of our main operating subsidiary, ALAB, since October 2022; and
•	our Chief Technical Officer, Daniel Tkacz, who has been part of the Azul crewmember team since 2009 and has over 20 years of experience in the airline industry. Throughout his solid career at Azul, he has served as a director of Planning and as Chief Commercial Officer.

Most of our senior management team has worked together for almost ten years and has been with us since our launch. All non-Brazilian individuals on the team are residents in Barueri, State of São Paulo, with permanent work visas. Certain of our directors and officers are or may be equityholders in our company, and all are motivated by participation in our stock-based incentive plans, which we believe aligns shareholders’ and management’s interests. Our management team has focused on establishing a successful working environment and employee culture. We believe the experience and commitment of our senior management team have been a critical component in our growth, as well as in the continuing enhancement of our operating and financial performance.

To align senior management interests with our results of operations, we provide a leadership incentive plan based on the achievement of pre-defined company performance targets including operating margin, customer satisfaction, Crewmember satisfaction, and on-time performance. Upon emergence from our Voluntary Reorganization (as defined below), we also established a stock option plan for our leadership designed to reward performance and align the incentives of our executive management team, non-management members of the Company’s board of directors (the “Board of Directors”), other holders of our common shares and certain employees with our long-term strategic objectives, pursuant to which equity awards of up to 7% of our outstanding capital can be granted.

Recent Developments

Voluntary Reorganization

On May 28, 2025, the Company and the other Debtors voluntarily commenced reorganization proceedings under Chapter 11 of the Bankruptcy Code, which process was supported by our key stakeholders, including a group of supporting bondholders, our largest lessor representing the majority of our lease liabilities and strategic partners United Airlines, Inc. (“United Airlines”) and American Airlines, Inc. (“American Airlines,” and we refer to American Airlines and United Airlines collectively as the “Strategic Partners”). Our Plan of Reorganization was confirmed by the Bankruptcy Court on February 20, 2026 and we emerged from the Chapter 11 proceedings on February 20, 2026. In this prospectus, we refer to the Chapter 11 proceedings and the related restructuring transactions implemented thereunder as the “Voluntary Reorganization”.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

We conducted the Voluntary Reorganization as a result of the economic distress and travel disruptions that resulted from the COVID-19 pandemic and a catastrophic flood in 2024 which forced the temporary closure of Porto Alegre airport (one of our strategic airports), combined with the effects of customer litigation, a difficult macroeconomic environment, including the effect of global inflation, as well as OEMs disruptions.

We implemented the Voluntary Reorganization through a series of coordinated steps designed to strengthen our balance sheet, streamline our fleet and reposition our capital structure. These steps included, among other measures, (i) a comprehensive global settlement with AerCap Ireland Limited and its applicable affiliates, our largest aircraft lessor counterparty, (ii) the assumption, amendment or rejection of selected aircraft lease agreements to improve commercial terms and enhance operational flexibility, (ii) the refinancing of our senior, secured, superpriority, priming debtor-in-possession financing (“DIP Financing”) through the issuance of US$ 1.375 billion of 9.875% senior secured notes due 2031, (iv) the conversion of approximately US$ 1.8 billion of first lien and second lien secured claims against the Debtors into equity in the Company (the “Equitization of 1L/2L Claims”), (v) a US$850 million equity issuance, including US$650 million backstopped by existing creditors, US$100 million provided by United Airlines and US$ 100 million provided by additional committed investments pursuant to an equity offering in Brazil (the “Equity Rights Offering”), as well as a US$100 million investment to be provided by American Airlines upon the exercise of the American Warrants (as defined below), subject to certain terms and conditions referred to below, (vi) the adoption of a new governance structure, including the conversion of the Company’s shares into a single class of share capital, and (vii) and the establishment of a trust for the benefit of certain holders of general unsecured claims.

Equitization of 1L/2L Claims

In order to implement the Equitization of 1L/2L Claims pursuant to the Plan of Reorganization, the Company conducted a primary public offering of common shares and preferred shares pursuant to the automatic registration procedure under Resolution 160 of the CVM (the “Equitization Offering”). The claims subject to the Equitization of 1L/2L Claims were used to subscribe for the common shares and preferred shares to be issued in the Equitization Offering. The Equitization Offering was conducted with priority subscription rights granted to existing shareholders of the Company.

The Equitization Offering was launched on December 22, 2025 and closed on January 9, 2026. Pursuant to the Equitization Offering, the Company issued 723,861,340,715 common shares and 723,861,340,715 preferred shares at a price of approximately R$0.00013527 per common share and a price of R$0.01014509 per preferred share. The Equity Offering was also accompanied by the issuance of warrants to subscribe for common shares and preferred shares of Azul to subscribers who subscribed for shares in the Equitization Offering. On January 14, 2026, the Company issued 7,018,994,185,085 preferred shares and 10,390,846,154,360 common shares in satisfaction of the warrant exercises at an exercise price of approximately R$0.00006655 per preferred share or common shares. Any unexercised warrants issued in connection with the Equitization Offering have expired worthless and are no longer outstanding. As a result of the Equitization Offering, approximately US$1.6 billion of first lien and second lien secured claims against the Debtors were converted into equity of the Company. In aggregate, the common shares and preferred shares issued by the Company as described in this paragraph, after giving effect to the Conversion, represent approximately 14.4% of our outstanding common shares on the date of this prospectus.

The Equitization Offering was not registered under the Securities Act of 1933, as amended (the “Securities Act”) or under any other federal or state securities laws of the United States and was conducted pursuant to exemptions from, or through transactions not subject to, the registration requirements of the Securities Act, including pursuant to Section 1145 of the Bankruptcy Code and Regulation S under the Securities Act (“Regulation S”).

Approximately US$ 200 million of first lien secured claims against the Debtors arose from a convertible debenture issued by the Company on October 26, 2020. On January 7, 2026, at a debentureholders’ meeting, holders of the convertible debentures approved the mandatory conversion of the convertible debentures (the “Debenture Conversion”) as contemplated by the Plan of Reorganization. On January 19, 2026, the Company issued 102,087,603,241,650 common shares pursuant to the Debenture Conversion (which is the equivalent of 1,361,168,043,222 common shares following the First Reverse Share Split (as defined below) (or approximately 2.5% of our outstanding common shares on the date of this prospectus).

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

Conversion to Single Class Share Structure

Prior to completion of the Voluntary Restructuring, the Company’s share capital was divided into common shares (which were primarily held by David Neeleman, our founder and the chairman of our Board of Directors) and preferred shares. Each common share entitled the holder to cast one vote at the Company’s shareholders meetings, whereas the preferred shares were non-voting (except for certain limited matters). Holders of our common shares were entitled to convert preferred shares into common shares at the ratio of 75 common shares for one preferred share

Pursuant to the terms of the Plan of Reorganization, the Company implemented a single class share structure, whereby the Company’s entire issued share capital comprises solely of common shares, with each common share carrying one vote. In an extraordinary general meeting held on January 12, 2026, the Company’s shareholders approved the conversion of all of the Company’s preferred shares into a single class of common shares at a ratio of 75 common shares for each preferred share (the “Conversion”). The Conversation became effective on January 15, 2026 and as of that date the common shares are the only shares of the Company that are listed on the B3.

See “Item 10.B—Memorandum and Articles of Association—Conversion and Reverse Share Split” of our 2025 Annual Report, which is incorporated by reference into this prospectus.

First Reverse Share Split and ADS Reverse Share Split

To reduce the number of outstanding common shares, the Company completed a reverse share split of its common shares, at a ratio of 75 pre-split common shares to form one post-split common share (the “First Reverse Share Split”). The First Reverse Share Split did not result in any change to the amount of the Company’s share capital. The First Reverse Share Split was approved by the Company’s shareholders in an extraordinary general meeting held on January 12, 2026, and the First Reverse Share Split was effective as of February 18, 2026.

As a result of the First Reverse Share Split, a share split was also implemented in respect of the ADSs, at a ratio of 75 pre-split ADSs to form one post-split ADS (the “ADS Reverse Share Split”). Therefore, the ADS ratio immediately prior to, and immediately following, the ADS Reverse Share Split was one ADS representing 500,000 common shares.

See “Item 10.B—Memorandum and Articles of Association—Conversion and Reverse Share Split” of our 2025 Annual Report, which is incorporated by reference into this prospectus.

Equity Rights Offering

When we filed for our Voluntary Restructuring on May 28, 2025, we did so having received commitments to participate in the Equity Rights Offering, with US$650 million being backstopped by certain holders of our pre-petition indebtedness pursuant to a backstop commitment agreement dated as of July 31, 2025, as amended on November 4, 2025 (the “Backstop Commitment Agreement”), with additional investment commitments being provided by United Airlines and American Airlines, in each case subject to the satisfaction or waiver of certain conditions. On February 17, 2026, the Company, the other Debtors and certain holders of our pre-petition indebtedness (the “Backstop Commitment Parties”) entered into an amended and restated Backstop Commitment Agreement in relation to the backstop of the Equity Rights Offering.

In order to implement the Equity Rights Offering pursuant to the Plan of Reorganization, the Company conducted a primary public offering of common shares pursuant to the automatic registration procedure under Resolution 160 of the CVM. The Equity Rights Offering was conducted with priority subscription rights granted to existing shareholders of the Company.

The Equity Rights Offering was launched on February 3, 2026 and closed on February 20, 2026. Pursuant to the Equity Rights Offering, the Company issued 45,477,707,683,900 common shares (or approximately 83.1% of our outstanding common shares on the date of this prospectus) at a price of approximately R$0.00010966 per common share, resulting in a capital increase in the Company of R$4.99 billion. Common shares were required to be subscribed for cash or, for certain creditors under our DIP Financing, by delivering the relevant DIP Financing notes. As part of the aforementioned number of common shares issued in the Equity Rights Offering, (i) United Airlines acquired 4,775,816,000,000 common shares (or approximately 8.7% of our outstanding common shares on the date of this prospectus) for a subscription price equivalent to US$100 million pursuant to an equity investment agreement dated November 7, 2025, as amended and restated on February 17, 2026 entered into between the Company, the other Debtors and United Airlines (the “United Investment Agreement”), (ii) certain existing creditors (the “Additional Investment Holders”) acquired 4,847,450,307,051 common shares (or approximately 8.9% of our outstanding common shares on the date of this prospectus) for a subscription price equivalent to US$100 million pursuant to an additional equity investment agreement entered into between the Company and the Additional Investment Holders dated February 17, 2026 (the “Additional Investment Agreement”), and (iii) R$44.1 million of gross proceeds was provided to the Company through the exercise of preemption rights by existing shareholders). As described below, the investment American Airlines into the Company is to be made pursuant to the American Warrants (as defined below).

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

The Equity Rights Offering was not registered under the Securities Act or under any other federal or state securities laws of the United States and was conducted pursuant to exemptions from, or through transactions not subject to, the registration requirements of the Securities Act, including pursuant to Section 4(a)(2) of the Securities Act and Regulation S.

In connection with the settlement of the Equity Rights Offering, the Company established two series of restricted ADSs pursuant to a restricted ADS letter agreement (common shares), dated as of January 5, 2026 (the “Restricted ADS Letter Agreement”), that was entered into in connection with the deposit agreement (as defined below). Common shares that were offered and sold in the Equity Rights Offering (i) outside the United States to certain investors that were not U.S. persons pursuant to Regulation S are represented by Regulation S restricted ADSs (“Regulation S Restricted ADSs”), and (ii) to certain professional investors in the United States in reliance on Section 4(a)(2) of the Securities Act are represented by Rule 144A restricted ADSs (“Rule 144A Restricted ADSs”). The terms of the Restricted ADS Letter Agreement provide for customary transfer restrictions in connection with the Regulation S Restricted ADSs and the Rule 144A Restricted ADSs (together, the “Restricted ADSs”) that the restrict the circumstances in which common shares underlying the Regulation ADSs can be withdrawn from the ADS program. The Regulation S Restricted ADSs (and the common shares represented thereby) shall cease to be restricted securities within the meaning of Rule 144(a)(3) under the Securities Act with effect from April 1, 2026 (which date is 40 days following the settlement of the Equity Rights Offering). Neither the Rule 144A Restricted ADSs nor the common shares represented thereby were, when issued, of the same class as securities listed on a national securities exchange registered under section 6 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or quoted in a U.S. automated inter-dealer quotation system.

American Warrants

On February 17, 2026, (i) the Company, the other Debtors and American Airlines amended and restated the equity investment agreement dated November 7, 2025 (as amended and restated, the “American Investment Agreement”), and (ii) the Company and American Airlines entered into a warrant agreement, pursuant to which agreements American Airlines agreed to subscribe for warrants (bonus de subscrição) to be issued by the Company (the “American Warrants”) for an aggregate subscription price of R$1.00, subject to the satisfaction or waiver of certain conditions. Brazilian corporate law requires the Company to grant preemptive rights to its existing shareholders which, upon exercise, will entitle each shareholder the right to purchase a certain number of additional warrants, based on their pro rata equity stake in the Company’s share capital.

The Company agreed to issue the American Warrants to American Airlines no later than two business days following the end of the statutory preemptive rights period ending on March 25, 2026. The American Warrants shall entitle American Airlines to subscribe for an aggregate of up to 4,775,816,307,051 common shares (or up to approximately 8.7% of our outstanding common shares on the date of this prospectus) for an aggregate exercise price of up to US$100 million, subject to the terms and conditions of the aforementioned agreements. The terms of the warrant agreement provide that American Airlines shall be mandatorily required to exercise the American Warrants within 15 business days upon receipt of the approval of the investment by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica—CADE) (which obligation is further detailed in the warrant agreement), subject to the terms and conditions of the warrant agreement.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

Additional Investment Warrants

On February 17, 2026, the Company, United Airlines and certain of our existing creditors (the “Additional Investment Warrant Holders”) entered into entered into a warrant agreement, pursuant to which United Airlines and the Additional Investment Warrant Holders agreed to subscribe for warrants (bonus de subscrição) to be issued by the Company (the “Additional Investment Warrants” and, together with the American Warrants, the “Warrants”) for an aggregate subscription price of R$1.00 per initial holder, subject to the satisfaction or waiver of certain conditions. Brazilian corporate law requires the Company to grant preemptive rights to its existing shareholders which, upon exercise, will entitle each shareholder the right to purchase a certain number of additional warrants, based on their pro rata equity stake in the Company’s share capital.

The Company agreed to issue the Additional Investment Warrants to United Airlines and the Additional Investment Warrant Holders no later than two business days following the end of the statutory preemptive rights period ending on March 25, 2026. The Additional Investment Warrants shall entitle (i) United Airlines to subscribe for an aggregate of up to 716,372,446,058 common shares (or up to approximately 1.3% of our outstanding common shares on the date of this prospectus) for an aggregate exercise price of up to US$15 million, and (ii) the Additional Investment Warrant Holders to subscribe for an aggregate of up to 477,581,630,701 common shares (or up to approximately 0.9% of our outstanding common shares on the date of this prospectus) for an aggregate exercise price of up to US$10 million (which is equivalent to approximately US$0.00002094 per common share), in each case subject to the terms and conditions of the aforementioned warrant agreement. The Additional Investment Warrants shall be exercisable, in whole or in part, by United Airlines and the Additional Investment Warrant Holders during the exercise period which commences on the issue date and ends on the date that is one year from the date that the Additional Investment Warrants are issued by the Company.

Second Reverse Share Split

On March 25, 2026, the Company issued a notice of meeting to call an extraordinary general meeting of shareholders (assembleia geral extraordinária), to be held on March 25, 2026, to consider and vote upon a proposal to approve a reverse share split of the Company’s common shares, at a ratio of 150,000 pre-split common shares to form one post-split common share (the “Second Reverse Share Split”).

If approved and implemented, the Second Reverse Share Split would reduce the number of our issued and outstanding common shares by consolidating a specified number of existing common shares into a smaller number of common shares. The Second Reverse Share Split will not result in any change to the amount of the Company’s share capital. If the Second Reverse Share Split is approved by the Company’s shareholders in the extraordinary general meeting to be held on March 25, 2026, then the Second Reverse Share Split is currently expected to become effective on or around April 17, 2026.

ADS Ratio

In order to accommodate the number of shares issued by the Company in early 2026, the Company has changed the number of shares represented by its ADSs. Prior to January 2, 2026, one ADS represented three preferred shares. Effective as of January 2, 2026, the ADS ratio was changed so that one ADS represented 50,000 preferred shares. Effective as of February 11, 2026, the ADS ratio was changed so that one ADS represents 500,000 common shares.

As a result of the Second Reverse Share Split, the Company currently expects that it shall seek to amend the ADS program in order to change the ADS ratio so that one ADS represents two common shares. The Company will communicate further details of this change in due course.

See “Item 10.B—Memorandum and Articles of Association—Second Reverse Share Split” of our 2025 Annual Report.

GUC Warrants

On February 19, 2026, our Board of Directors approved the issuance of the American Warrants and the Additional Investments, the issuance of which is subject to the statutory preemptive rights period referred to above that ends on March 25, 2026. In the same meeting, our Board of Directors also approved the issuance of warrants (bonus de subscrição) to be issued by the Company (the “GUC Warrants”) to be subscribed for by or on behalf of the GUC Trust established pursuant to a general unsecured claims trust agreement dated as of February 19, 2026. The GUC Warrants entitle the GUC Trust to subscribe for common shares representing up to 2.2% of the outstanding share capital of the Company, subject to the terms of the GUC Warrants and related documents.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

See “Item 10.B Additional Information—Memorandum and Articles of Association—Warrants” of our 2025 Annual Report.

Issuance of Exit Notes and Repayment of DIP Financing Notes

On February 6, 2026, Azul Secured Finance LLP issued US$1.375 billion in aggregate principal amount of its 9.875% senior secured notes due 2031 (the “Exit Notes”) at an issue price to investors of 99.028% of the principal amount thereof. The Exit Notes are guaranteed by Azul S.A. and certain of its subsidiaries. The Exit Notes are secured by first-priority liens on a collateral package comprising certain receivables generated by Azul Fidelidade (our loyalty program), Azul Viagens (our travel package business) and Azul Cargo (our cargo business), as well as certain brands, domain names and other intellectual property used by our airline business, Azul Fidelidade, Azul Viagens and Azul Cargo, as well as shares and/or quotas (as applicable) of certain of our subsidiaries. We used the proceeds of the offering of the Exit Notes to repay the outstanding principal amount under the DIP Financing notes, and to support the implementation of the Plan, optimize our capital structure and enhance our liquidity position.

The offering of the Exit Notes and the related guarantees was not registered under the Securities Act or under any other federal or state securities laws of the United States and was conducted pursuant to exemptions from, or through transactions not subject to, the registration requirements of the Securities Act, including pursuant to Rule 144A under the Securities Act and Regulation S.

On February 20, 2026, the Company prepaid in full US$1,443,879,142.17 in aggregate principal amount of its DIP Financing notes at a mandatory prepayment price of approximately 100.8% of the principal amount thereof, plus accrued and unpaid interest thereon.

Corporate Information

We are incorporated as a Brazilian Corporation (sociedade por ações), with headquarters at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Edifício Jatobá, 8th Floor, Castelo Branco Office Park, Barueri, São Paulo, SP 06460-040, Brazil. Our investor relations office can be reached at +55 (11) 4831-2880 and our website address is www.voeazul.com.br. Information provided on our website is not part of this prospectus and is not incorporated by reference herein.

Summary Risk Factors

Investing in our common shares, including in the form of ADSs, involves risks. Prospective investors should carefully consider the risks described in “Risk Factors,” below and in Item 3. Key Information—D. Risk Factors of the 2025 Annual Report, as well as other information contained in this prospectus before making an investment decision. Any of the factors set forth under “Risk Factors” and in “Item 3. Key Information—D. Risk Factors” of our 2025 Annual Report could materially adversely affect our business, financial condition, results of operations or cash flows and could impact any forward-looking statements. Prospective investors should note that such risks are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Among these important risks are the following:

Risks Relating to the Voluntary Reorganization

•	The Voluntary Reorganization is based in large part upon assumptions and analyses developed by us, which may be incorrect.
•	Our historical financial information may not be indicative of our future financial performance.
•	We may not be able to achieve our stated goals.

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•	We may be subject to claims that will not be discharged in the Voluntary Reorganization or that must be repaid in full under the Plan, which could have a material adverse effect on our financial condition and results of operations.
•	The Voluntary Reorganization may adversely affect our ability to maintain important relationships with creditors, customers, suppliers, employees, financing sources and other personnel and counterparties, which could materially and adversely affect us.
•	There is uncertainty regarding our ability to continue as a going concern.
•	The Voluntary Reorganization has consumed and will continue to consume a substantial portion of the time and attention of our management, which may have an adverse effect on our business and results of operations, and we may face increased levels of employee attrition.
•	The composition of our Board of Directors post-emergence changed significantly.
•	Upon emergence from bankruptcy and the adoption of new governance arrangements, including the creation of our strategy committee, our corporate governance structure and decision-making processes changed significantly, which may affect our future strategy and operations.

Risks Relating to Our Business and the Brazilian Aviation Industry

•	The airline industry operates with high fixed costs and relatively elastic revenues, making it challenging to quickly reduce expenses (including debt service costs and obligations owed to lessors and OEMs) in response to revenue shortfalls, which may harm our ability to achieve our strategic goals.
•	Further consolidation in the Brazilian, regional and global airline industry may be adversely affect us.
•	Substantial fluctuations in fuel costs or fuel unavailability, primarily sourced from a single supplier, could have an adverse effect on us.
•	We are highly dependent on our three hubs at Viracopos airport, Confins airport and Recife airport for a large portion of our business and as such, a material disruption at any of our hubs could adversely affect us.
•	We rely significantly on automated systems, and any cyberattacks, breakdown, hacking, or changes in these systems, as well as any technical or operational problems in Brazilian civil aviation infrastructure, may adversely affect us.
•	We depend on our senior management team, and the loss of any member of this team, including key executives, could adversely affect us.
•	Changes to the Brazilian civil aviation regulatory framework or other policies of the Brazilian government related to the aviation industry may adversely affect us.
•	We have significant levels of indebtedness and other financial obligations and insufficient liquidity could materially adversely affect our financial condition and business.
•	Changes in the credit ratings issued by credit rating agencies could adversely affect our ability to raise funding, our cost of financing and the trading prices of our securities.
•	The outbreak of highly contagious diseases worldwide, such as the COVID-19 pandemic, has had, and may continue to have, a material adverse effect on our business, financial condition, liquidity and results of operations.

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Risks Relating to Brazil

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, combined with Brazil’s political and economic conditions, could adversely affect our operations and the price of our common shares, including in the form of ADSs.
•	Economic, health, political, and environmental crises, or any other kind of crisis that could impact the Brazilian economy, may affect the purchasing power of the Brazilian population, which may result in a decrease in demand for air travel and, consequently, affect our business.
•	We cannot predict which policies the President of Brazil may adopt or change during his mandate, or the effect that any such policies may have on our business and on the Brazilian economy.
•	Exchange rate instability may have adverse effects on the Brazilian economy, our business, and the trading price of our common shares, including in the form of ADSs.
•	Developments and the perceptions of risks in other countries, including in other emerging markets, the United States, and Europe, as well as developments relating to the Russia-Ukraine conflict, the conflict between Israel and militant groups in the Middle East (including Hamas) and rising tensions between the United States and Venezuela, may adversely affect the Brazilian economy and the price of Brazilian securities, including the trading price of our common shares, including those in the form of ADSs.
•	Variations in interest rates may have adverse effects on us.
•	Deficiencies in Brazilian infrastructure, particularly in airports and ports, may adversely affect us.
•	We are subject to risks associated to climate change, including increased regulation of our CO2 emissions, changing consumer preferences and the potential for more frequent or severe whether events that could impact our operations and infrastructure.

Risks Relating to Our Common Shares, Including in the Form of ADSs

•	Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility; the delisting of our ADS from the New York Stock Exchange (the “NYSE”) may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted on the NYSE or will be listed on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.
•	Our ADSs subject to the “penny stock” rules of the SEC, and the trading market of our ADSs is limited, which makes transactions cumbersome and may reduce the value of an investment in our ADSs.
•	An active and liquid trading market for our common shares, including in the form of ADSs, may not be maintained, which could adversely affect the price our common shares, including in the form of ADSs.
•	Sales of our common shares, including in the form of ADSs, by existing shareholders in the public market, or the perception that these sales may occur, especially by significant shareholders, could cause the market price of our common shares, including in the form of ADSs, to decline.
•	The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends or other distributions or the proceeds from the sale of our common shares, which could also impact our capacity to make dividend payments or other distributions to non-Brazilian investors and would reduce the trading price of our common shares, including in the form of ADSs, and our capacity to comply with payment obligations in foreign currency.

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•	If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our common shares.
•	The requirements of being a public company in Brazil subject to reporting requirements in the United States may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.
•	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, the market price and trading volume of our common shares, including in the form of ADSs, could decline.
•	As a company incorporated in Brazil, we are permitted to follow certain home country practices for corporate governance matters that differ from the requirements applicable to U.S. domestic issuers and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

Risks Related to this Offering

•	Sales of our common shares, including in the form of ADSs, by existing shareholders in the public market, or the perception that these sales may occur, especially by significant shareholders, could cause the market price of our common shares, including in the form of ADSs, to decline.
•	The price of our common shares and our ADSs may fluctuate significantly following this offering, and you may not be able to resell common shares or ADSs at or above the price you paid or at all, and you could lose all or part of your investment as a result.
•	Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our common shares, including in the form of ADSs.

Implications of Being a Foreign Private Issuer

We are considered a “foreign private issuer.” Accordingly, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In addition, as a foreign private issuer, we may also be entitled to rely on exceptions from certain corporate governance requirements of any national securities exchange on which we may be listed from time to time, to the extent that the rules of any such national securities exchange provide for such exceptions. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

In this prospectus and the documents incorporated by reference herein, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained in or incorporated by reference into this prospectus may be different than the information you receive from other public companies in which you hold equity securities.

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SUMMARY OF THE OFFERING

The following summary of the offering contains basic information about the offering and our common shares and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common shares and the ADSs, please refer to the sections of this prospectus entitled “Description of Capital Stock” and “Description of American Depositary Shares.”

Issuer	Azul S.A.
Securities offered by the Selling Shareholders	The offer and resale by the (a) selling shareholders named herein, and (b) the Unnamed Selling Shareholders if and when set forth in a post-effective amendment to the registration statement of which this prospectus forms a part, of up to common shares (or approximately % of our outstanding common shares on the date of this prospectus), which may be represented by ADSs (or approximately % of our outstanding common shares on the date of this prospectus), comprising (i) the offer and resale of up to common shares, including in the form of ADSs, issued in connection with the Equity Rights Offering, and (ii) the offer and resale of up to common shares, including in the form of ADSs, issuable upon exercise of the Warrants.
Shares outstanding prior to and immediately after this offering	On the date of this prospectus, we have 54,730,851,778,811 common shares outstanding (including 88,679 common shares held in treasury). We are not issuing any common shares in connection with this offering.
Common shares underlying the ADSs being offered	Common shares with the rights mentioned in “Description of Capital Stock” in this prospectus and the documents incorporated by reference herein.
ADSs	Each ADS represents 500,000 common shares. ADSs may be evidenced by ADRs. The ADSs will be issued under a deposit agreement, dated as of January 5, 2026, entered into among us, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs issued under the deposit agreement (the “deposit agreement”). For more information, see “Description of American Depositary Shares.”
Determination of offering price	The Selling Shareholders may sell all or some of our common shares, including in the form of ADSs, offered hereby, from time to time at such prices as they may determine at the time of sale, as more fully described under the heading “Plan of Distribution.”
Use of proceeds	The Selling Shareholders will receive all of the proceeds from the sale of our common shares, including in the form of ADSs, offered by this prospectus. We will not receive any of the proceeds from this offering.
Dividends and dividend policy	According to our bylaws, as long as we record a net income and there are no accumulated losses, we must pay our common shareholders at least 0.1% of our annual adjusted net income as dividends or interest on shareholders’ equity, as determined and adjusted under the Brazilian corporations law. Interim dividends and interest on our shareholders’ equity declared for each fiscal year may be attributed toward our minimum obligatory dividend for the year in which they are declared.

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This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian corporations law and may not be made available for payment as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporations law allows a company like ours to suspend the mandatory distribution of dividends in any particular fiscal year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition.

For further details, see See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy” and “Item 10.F. Additional Information—Memorandum and Articles of Association” of our 2025 Annual Report, which is incorporated by reference into this prospectus.

Depositary	Citibank, N.A.
Taxation	For a discussion of the material Brazilian and U.S. federal income tax consequences relating to an investment in our common shares, including in the form of ADSs, see “Taxation.”
Risk factors	Investing in our common shares, including in the form of ADSs, involves risks. See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common shares, including in the form of ADSs.
Listing	Our ADSs are currently quoted on the OTC Pink, under the symbol “AZLUY” and our common shares are currently listed on the Level 2 (Nível 2) segment of the B3 under the symbol “AZUL53.” We cannot assure you that a trading market for our common shares or ADSs will continue.
Registration Rights Agreement	We and certain of the Selling Shareholders entered into the Registration Rights Agreement on February 20, 2026. The Registration Rights Agreement grants holders customary demand, shelf and piggyback registration rights, subject to the limitations set forth therein. We are filing the registration statement of which this prospectus forms a part pursuant to the obligations set forth in the Registration Rights Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Registration Rights Agreement.”

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RISK FACTORS

This offering and an investment in our common shares, including in the form of ADSs, involve a high degree of risk. You should carefully consider the risks described below, as well as (i) risks relating to the Voluntary Reorganization, (ii) risks relating to Brazil, (iii) risks relating to our business and the Brazilian civil aviation industry, and (iv) risks relating to our common shares, including in the form of ADSs, that are set forth under the heading “Risk Factors” in our 2025 Annual Report incorporated by reference herein, and all of the other information contained in this prospectus and in the documents incorporated by reference herein, before making an investment decision. We could be materially and adversely affected by any of these risks. The trading price of our common shares, including in the form of ADSs, could decline due to any of these risks or other factors, and you may lose all or part of your investment.

Risks Related to this Offering

Sales of our common shares, including in the form of ADSs, by existing shareholders in the public market, or the perception that these sales may occur, especially by significant shareholders, could cause the market price of our common shares, including in the form of ADSs, to decline.

Following our emergence from the Voluntary Restructuring, a substantial portion of our common shares (substantially all of which are currently held as ADSs) are being held by a limited number of holders. As part of the Voluntary Reorganization, we issued (i) the equivalent of approximately 9.2 trillion common shares in the Equitization of 1L/2L Claims (or approximately 16.9% of our outstanding common shares on the date of this prospectus), and (ii) approximately 45.5 trillion common shares in the Equity Rights Offering (or approximately 83.1% of our outstanding common shares on the date of this prospectus). See “Prospectus Summary—Recent Developments” above and “Item 4.B. Business Overview—Voluntary Reorganization” of our 2025 Annual Report, which is incorporated by reference into this prospectus. Therefore, we have issued a significant amount of common shares a short period of time in compliance with the terms of the Plan of Reorganization. Furthermore, we may issue further common shares from time to time, and the holders of common shares, including in the form of ADSs, may seek to sell their common shares and ADSs from time to time.

The resale, or expected or potential resale, of a substantial number of common shares, including in the form of ADSs, in the public market, including the resale of the common shares, including in the form of ADSs, covered by this prospectus, could occur at any time. Some of our creditors who receive common shares, including in the form of ADSs, in connection with the Voluntary Reorganization may sell the common shares, including in the form of ADSs, for any number of reasons. Other creditors may hold their common shares, including in the form of ADSs, for the holding period applicable to them under U.S. securities law and could sell after such holding period expires, which could result in further price volatility.

We entered into the Registration Rights Agreement on February 20, 2026, as part of the Voluntary Reorganization. Pursuant to such agreement, we are required to register under the Securities Act the resale of common shares, including in the form of ADSs, held by certain of the Selling Shareholders. See “Registration Rights Agreement.” Furthermore, we are also filing the registration statement of which this prospectus forms a part to register the resale of certain common shares represented by Rule 144A Restricted ADSs acquired by certain professional investors (or their permitted transferees) in the Equity Rights Offering that are not party to the Registration Rights Agreement which we refer to herein as Restricted ADS Holders). The Selling Shareholders can sell, under this prospectus, up to common shares, constituting approximately % of our outstanding common shares on the date of this prospectus (assuming and after giving effect to the issuance of common shares issuable upon exercise of the relevant Warrants the resale of which common shares is covered by this prospectus). We expect that, because there is a large number of common shares, including in the form of ADSs, being registered pursuant to the registration statement of which this prospectus forms a part, the Selling Shareholders will continue to offer such securities covered thereby pursuant to this prospectus or pursuant to Rule 144 under the Securities Act for a significant period of time.

Sales of a substantial number of our common shares, including in the form of ADSs, or the perception that such sales could occur, could adversely affect the market price for our common shares, including in the form of ADSs, and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate. The adverse market and price pressures resulting from sales pursuant to this prospectus or otherwise may continue for an extended period of time. In addition, sales of a substantial number of our common shares, including in the form of ADSs, or the perception that such sales could occur, could impair our ability to raise additional equity financing, should we wish to do so. Furthermore, differences between the value at which the Selling Shareholders received common shares, including in the form of ADSs, pursuant to the Voluntary Reorganization and the prevailing market prices of our common shares, including in the form of ADSs, may influence the decisions of such Selling Shareholders relating to the sale of such securities.

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The price of our common shares and our ADSs may fluctuate significantly following this offering, and you may not be able to resell common shares or ADSs at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common shares and our ADSs may experience volatility following this offering. Market volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your common shares or your ADSs at or above the price you pay for them due to a number of factors such as:

•	the factors described above under the heading “Forward-Looking Statements;”
•	the factors described in this section headed “Risk Factors;” and
•	the risk factors described in our 2025 Annual Report, which is incorporated by reference into this prospectus.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our common shares, including in the form of ADSs.

Under Law No. 10,833, of December 29, 2003, the disposition of assets located in Brazil by a non-resident holder to either a resident or a non-resident of Brazil is subject to taxation in Brazil, regardless of whether the disposition takes place inside or outside the country. This means that withholding income tax may be imposed on the gains arising from a disposition of our common shares by a non-resident of Brazil to either a resident or a non-resident of Brazil. However, there is no judicial guidance determining whether ADSs are considered assets located in Brazil, we cannot predict whether Brazilian courts will rule that withholding income tax under Law No. 10,833 applies to gains from dispositions of our ADSs. In the event that the disposition of assets is interpreted to include the disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the sale of our ADSs by a non-resident of Brazil to either a resident or a nonresident of Brazil. Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations”) on the disposition of common shares or ADSs will generally be treated as U.S.-source gain or loss for purposes of the U.S. foreign tax credit, the U.S. Holder may not be able to benefit from a U.S. foreign tax credit for Brazilian income tax imposed on the disposition of common shares or ADSs. See “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations —Sale or Other Taxable Disposition of Common Shares, Including in the Form of ADSs.”

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USE OF PROCEEDS

The common shares, including in the form of ADSs, offered hereby, are being offered by the Selling Shareholders identified in this prospectus. See “Selling Shareholders.” All net proceeds from the sale of such common shares, including in the form of ADSs, will go to the Selling Shareholders. We will not receive any part of the proceeds from the sale of common shares, including in the form of ADSs.

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UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial information of Azul S.A. and subsidiaries, together with the accompanying explanatory notes (the “Pro Forma Financial Information”), has been prepared to illustrate the effects of the Joint Chapter 11 Plan of Reorganization of Azul S.A. and its Debtor Affiliates within the proceedings jointly administered under the caption In re Azul S.A., et al., Case No. 25-11176 (the “Plan”), including the relevant transactions contemplated thereunder, as set forth below. The Pro Forma Financial Information assume that the effective date of the Plan, which was on February 20, 2026 (the “Effective Date”) occurred on December 31, 2025 for the unaudited pro forma condensed consolidated statement of financial position as of December 31, 2025 and on January 1, 2025 for the unaudited pro forma condensed consolidated statements of income for year ending on December 31, 2025.

The Pro Forma Financial Information presented in this prospectus are provided for informational and illustrative purposes only and are not necessarily indicative of the financial results that would have been achieved had the events and transactions occurred on the dates assumed, nor is such financial data necessarily indicative of the results of operations in future periods. The pro forma adjustments are based on currently available information and certain assumptions that we believe are reasonable. The Pro Forma Financial Information should be read in conjunction with the notes hereto, “Item 5. Operating and Financial Review and Prospects,” and the consolidated financial statements and notes, which are included in our annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March , 2026, which is incorporated by reference into this prospectus.

In the Pro Forma Financial Information, all references to Brazilian reais or R$ are to thousands of Brazilian reais, except as otherwise noted.

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PRINCIPAL SHAREHOLDERS

The tables below show the numbers of shares and percentage ownership held by (i) each person that is a beneficial owner of 5% or more of each class of our shares, (ii) all of our executive officers and directors as a group, (iii) certain other significant shareholders and (iv) all of our other minority shareholders. For a discussion of the differences in voting and other rights between our common and common shares, see “Description of Capital Stock” in this prospectus.

As of the date of this prospectus, approximately 98.3% of our outstanding common shares are held as ADSs, with the remainder held as common shares.

The following table shows the beneficial ownership of our common shares, including in the form of ADSs, as of the date of this prospectus:

Name	Total Common Shares(1)	Percentage of Outstanding Common Shares
Readystate(2)	4,946,408,500,000	9.0%
United(3)	4,775,834,632,216	8.7%
BlackBarn(4)	4,603,614,558,460	8.4%
VR(5)	2,877,742,163,070	5.3%
Directors and executive officers(6)	27,221,594	*
Treasury	88,679	*
Total	54,730,851,778,811	100.0%

*	Less than 0.01%.
(1)	Including in the form of ADSs.
(2)	Consists of: (i) 4,385,820,500,000 common shares directly held by Readystate Master Fund, Ltd. (“RMF”), (ii) 560,588,000,000 common shares directly held by Readystate Strategic Opportunities Master Fund Ltd. (“RSO”), (iii) the beneficial ownership of Readystate Asset Management, LP (“RAM”) in its capacity as investment manager of RMF and RSO, and the beneficial ownership of Ryan Garino and David Grossman, in their capacity as managing partners of RAM. The address for the aforementioned persons and entities is 360 N Green Street, Suite 1400, Chicago, IL, 60607, United States. The foregoing information is included in reliance on the Schedule 13G filed by or on behalf of the aforementioned persons and entities on February 27, 2026.
(3)	Consists of: (i) 4,775,816,000,000 common shares directly held by United Airlines, Inc. (“UAI”), a wholly-subsidiary of United Airlines Holdings, Inc. (“UAH”) in the form of ADRs, and (ii) 18,632,216 common shares directly held by CALFINCO Caymans Ltd. (“Calfinco”), a wholly-subsidiary of UAI, and (iii) the beneficial ownership of UAH with respect to UAI and Calfinco. The address of the aforementioned entities is 233 South Wacker Drive, Chicago, IL, 60606, United States. The foregoing information is included in reliance on the Schedule 13D filed by or on behalf of the aforementioned persons and entities on February 27, 2026. The beneficial ownership set forth above excludes up to 716,372,446,058 common shares issuable upon exercise of the Additional Investment warrants to be held by United Airlines, which United Airlines has determined are not exercisable within 60 days from the date hereof.
(4)	Consists of: (i) 4,458,214,000,000 common shares directly held by BlackBarn Capital Master Fund, LP (“BlackBarn Fund”) and 145,400,558,460 common shares issuable to BlackBarn Fund upon exercise of warrants exercisable in less than 60 days from the date hereof, (ii) the beneficial ownership of BlackBarn Capital LP (“BlackBarn Capital LP”) and BlackBarn Capital GP, LLC (“BlackBarn Capital GP”), in their capacity of general managers of BlackBarn Fund, (iii) the beneficial ownership of BlackBarn Capital Partners GP, LLC (“BlackBarn Partners GP”), in its capacity as general partner of BlackBarn Capital LP, and (iv) the beneficial ownership of Jonathan Carter, in his capacity as limited partner of BlackBarn Capital LP and managing partner of BlackBarn Capital GP and BlackBarn Partners GP. The address for BlackBarn Capital Partners LP, BlackBarn Capital GP, BlackBarn Partners GP, and Jonathan Carter is 250 W 55th Street, 25th Floor, New York, NY 10019. The address for BlackBarn Fund is c/o Maples Corporate Services Limited, Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands. The foregoing information is included in reliance on the Schedule 13G filed by or on behalf of the aforementioned persons and entities on February 27, 2026. For purposes of calculating the percentage ownership for this holder, the denominator includes the common shares issuable upon exercise of the Additional Investment Warrants held by such holder, but does not include securities issuable upon exercise of any Warrants held by any other person.
(5)	Consists of: (i) 2,829,984,000,000 common shares directly held by VR Global Partners, L.P. (“VR Fund”) and 47,758,163,070 common shares issuable to VR Fund upon exercise of warrants exercisable in less than 60 days from the date hereof, (ii) the beneficial ownership of VR Advisory Services Ltd. (“VR”), in its capacity as general partner and investment adviser of VR Fund, (iii) the beneficial ownership of VR Capital Participation Ltd. (“VRCP”), in its capacity of sole shareholder of VR, (iv) the beneficial ownership of VR Capital Group Ltd. (“VRCG”), in its capacity as sole shareholder of VRCP, (v) the beneficial ownership of VR Capital Holdings Ltd. (“VRCH”), in its capacity as sole shareholder of VCRG, and (vi) the beneficial ownership of Richard Deitz (“Mr. Deitz”), in his capacity as the control person of VR and VRCP. The address for all the aforementioned persons and entities (other than VR and Mr. Deitz) is c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The address for VR is 601 Lexington Avenue, 59th Floor, New York, New York, 10022, United States. The address for Mr. Deitz is The Kensington Building, 1 Wrights Lane, Fourth Floor, London W8 5RY, United Kingdom. The foregoing information is included in reliance on the Schedule 13G filed by or on behalf of the aforementioned persons and entities on February 27, 2026. For purposes of calculating the percentage ownership for this holder, the denominator includes the common shares issuable upon exercise of the Additional Investment Warrants held by such holder, but does not include securities issuable upon exercise of any Warrants held by any other person.
(6)	Includes the aggregate holdings of common shares held by the seven members of our Board of Directors and the four members of our board of executive officers.

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SELLING SHAREHOLDERS

This prospectus relates to the offer and resale from time to time by the (a) selling shareholders named herein, and (b) the Unnamed Selling Shareholders if and when set forth in a post-effective amendment to the registration statement of which this prospectus forms a part (which are together referred to herein as the Selling Shareholders) of up to common shares, including common shares in the form of ADSs (or approximately % of our outstanding common shares on the date of this prospectus), comprising (i) the offer and resale of up to common shares, including in the form of ADSs, issued in connection with the Equity Rights Offering, and (ii) the offer and resale of up to common shares, including in the form of ADSs, issuable upon exercise of the Warrants.

The Selling Shareholders consist of:

•	certain Backstop Commitment Parties and certain Additional Investment Holders party to the Registration Rights Agreement, in each case, in respect of common shares, including in the form of ADSs, acquired by them in the Equity Rights Offering;
•	certain Restricted ADS Holders, in respect of common shares, including in the form of ADSs, acquired by them in the Equity Rights Offering that are not party to the Registration Rights Agreement; and
•	certain Additional Investment Warrant Holders party to the Registration Rights Agreement, in respect of the common shares, including in the form of ADSs, issuable to such Additional Investment Warrant Holders upon exercise of the Additional Investment Warrants in accordance with the terms of the Additional Investment Warrants.

See “Prospectus Summary—Recent Developments” for a description of the transactions referred to above.

This prospectus will permit the Selling Shareholders to sell the number of common shares, including in the form of ADSs, identified in the column “Number of Common Shares Offered Hereby” in the table below.

The Selling Shareholders may, from time to time, offer and sell common shares, including in the form of ADSs, offered hereby, pursuant to this prospectus and any applicable prospectus supplement. The Selling Shareholders may offer all or some portion of the common shares, including in the form of ADSs, they hold or may acquire upon exercise of the Warrants, included in the “Number of Common Shares Offered Hereby” column, pursuant to this prospectus or any applicable prospectus supplement. We do not know how long the Selling Shareholders will hold the common shares or ADSs before selling them, and except for the Registration Rights Agreement entered into in connection with the Equity Rights Offering and the issuance of the American Warrants and the Additional Investment Warrants (as described under the heading “Registration Rights Agreement”), we currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale of any of the common shares, including in the form of ADSs.

The common shares held by the Selling Shareholders or issuable to them upon exercise of the Warrants are “restricted securities” under applicable federal and state securities laws and the offering and sale of such common shares (including common shares in the form of ADS) from time to time is being registered to give the Selling Shareholders the opportunity to sell these common shares, including in the form of ADSs, in a public offering. The registration of such common shares does not necessarily mean, however, that any of these common shares, including in the form of ADSs, will be offered or sold by the Selling Shareholders. The Selling Shareholders may from time to time offer and sell all or a portion of their ADSs on any national securities exchange or quotation service on which the ADSs may be listed or quoted at the time of sale, and may sell their common shares, including in the form of ADSs, in the over-the-counter market, in negotiated transactions, or otherwise, at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at privately negotiated prices.

To the extent that any of the Selling Shareholders are brokers or dealers, they may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions received by them and any profit on the resale of the common shares, including in the form of ADSs, may be deemed to be underwriting commissions or discounts under the Securities Act.

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The following table sets forth the name of persons who are offering the resale of common shares, including in the form of ADSs, by this prospectus, the number of common shares beneficially owned by each person, the number of common shares, including in the form of ADSs, that may be sold by such person in this offering and the number of common shares, including in the form of ADSs, each person will own after the offering, assuming they sell all of the common shares, including in the form of ADS, offered hereby or issuable upon the exercise of the Warrants, do not sell any common shares or ADSs that represent the common shares held by them that are not offered hereby or issuable upon the exercise of the Warrants and do not acquire any common shares or ADSs that represent the common shares. The information appearing in the table below is based on information provided by the named Selling Shareholders. Each of the Selling Shareholders has indicated to us that neither they nor any of their affiliates has held any position or office or had any other material relationship with us in the past three years, except for, in each case, having a commercial relationship with us as a creditor and equity investor. We will not receive any proceeds from the resale of the common shares, including in the form of ADSs, by the Selling Shareholders.

We have not sought to verify any information provided to us by the Selling Shareholders. The Selling Shareholders may hold, acquire, sell or otherwise dispose of our common shares, including in the form of ADS, at any time and may have acquired, sold or otherwise disposed of common shares, including in the form of ADSs, since the date of the information reflected herein. Other information about our Selling Shareholders may also change over time.

Name of Selling Shareholder	Number of Common Shares Beneficially Owned Prior to this Offering(1)	% of Total Share Capital	Number of Common Shares Offered Hereby(1)	Number of Common Shares Beneficially Owned After this Offering(1)(2)	Percentage of Total Outstanding Common Shares
(3)					%(3)
(4)					%
Unnamed Selling Shareholders— Rule 144A Restricted ADSs(5)					%
Unnamed Selling Shareholders— Common shares underlying Warrants(6)					%

(1)	Including in the form of ADSs.
(2)	Assumes that such Selling Shareholder sells all of the common shares, including in the form of ADSs, offered hereby.
(3)	The maximum number of common shares to be sold by includes common shares issuable upon exercise of Warrants.
(4)	Percentage of total common shares outstanding calculated based on the aggregate of (i) 54,730,851,778,811 common shares outstanding on the date of this prospectus and (ii) common shares issuable upon the exercise of the Warrants held by this Selling Shareholder.
(5)	Consists of common shares that were issued by the Company on February 20, 2026 that were delivered to the relevant Restricted ADS Holders in the form of Rule 144A Restricted ADSs pursuant to the Equity Rights Offering (and are therefore outstanding on the date of this prospectus), which common shares, including in the form of ADSs, may be offered and resold by the Unnamed Selling Shareholders after the effectiveness of a post-effective amendment to the registration statement of which this prospectus forms a part that identifies the name and other required information in relation to such Unnamed Selling Shareholder.
(6)	Consists of common shares issuable upon exercise of certain of the Warrants (which Warrants were issued by the Company on March , 2026 and are therefore outstanding on the date of this prospectus), which common shares, including in the form of ADSs, may be offered and resold by the Unnamed Selling Shareholders after the effectiveness of a post-effective amendment to the registration statement of which this prospectus forms a part that identifies the name and other required information in relation to such Unnamed Selling Shareholder.

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As described in footnotes (5) and (6) above, the table above sets forth an aggregate of common shares to be offered and resold by certain unnamed Selling Shareholders (the “Unnamed Selling Shareholders”). Prior to the date of this prospectus, the Company sent questionnaires to the Unamed Selling Shareholders for the purpose of determining the names and number of common shares to be included in the registration statement of which this prospectus forms a part and to be disclosed in this prospectus. However, the Unnamed Selling Shareholders have not returned the relevant completed questionnaires to the Company prior to the date of this prospectus. Therefore, the identities of, and the number of common shares to be offered and resold by, the Unnamed Selling Shareholders has been omitted from this prospectus in accordance with Rule 409 under the Securities Act as information that is unknown or not reasonably available to the Company at that time and, as required by Rule 409 under the Securities Act, the Company hereby indicates that the Company is not affiliated with any of the Unnamed Selling Shareholders.

The identity and number of common shares, including in the form of ADS, to be offered and resold by an Unnamed Selling Securityholder will be set forth in a post-effective amendment to the registration statement of which this prospectus forms a part, which shall be required to become effective prior to the time that the relevant Unnamed Selling Shareholder offers or resells such common shares including in the form of ADSs.

As described in footnotes (5) and (6) above, the transactions pursuant to which the Unnamed Selling Shareholders acquired (i) the relevant common shares, including in the form of ADSs, and (ii) the relevant Warrants (in respect of which the relevant common shares issuable upon exercise thereof), in each case, were completed prior to the date that the registration statement of which this prospectus forms a part was filed with the SEC.

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DESCRIPTION OF CAPITAL STOCK

The following is a brief summary of certain significant provisions of our bylaws, Brazilian corporate law, and the rules and regulations of the CVM and of the Level 2 segment of B3. This discussion does not purport to be complete and is qualified by reference to our bylaws, and of those laws, rules and regulations. For a summary of certain of your rights as a shareholder of a company listed on the Level 2 segment of B3, see “—Voting Rights” below.

General

We are incorporated as a Brazilian sociedade por ações under the corporate name “Azul S.A.” Our headquarters are at Edifício Jatobá, 8th Floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhôa Rodrigues, 939, Tamboré, Barueri, São Paulo, SP 06460-040, Brazil. We are registered with the Board of Trade of the state of São Paulo under corporate registration number 35.300.361.130. We have been registered with the CVM as a publicly held corporation since April 7, 2017.

Our preferred shares were listed on the Level 2 segment of B3 on April 11, 2017. Effective as of January 15, 2026, all of our preferred shares were converted into a single class of common shares upon the Conversion. As of the Conversion, we have only common shares trading on the Level 2 segment of B3. See “Item 10.B—Memorandum and Articles of Association—Conversion and Reverse Share Split” of our 2025 Annual Report. This listing requires us to comply with the corporate governance and disclosure rules of the Level 2 segment of B3.

Issued Capital Stock

As of the date hereof, our total capital stock is R$21,756,852,177.39, fully paid-in and divided into 54,730,851,778,811 common shares, all nominative, in book-entry form and without par value.

Treasury Stock

As of the date hereof, we have 88,679 common shares in our treasury.

Corporate Purpose

The corporate purpose of the Company, as stated in our bylaws, is as follows:

•	to hold direct or indirect equity interest in companies of any type whose activities include:
•	explore scheduled and non-scheduled air transportation services of passengers, cargo and mailbags, in Brazil and abroad, according to the concessions granted by the relevant authorities;
•	explore additional air charter transportation activities for passengers, cargo and mailbags;
•	render services of maintenance and repair of own and third-party aircraft, motors, items and parts;
•	render services of aircraft hangar;
•	render services of runway, flight attendance and aircraft cleaning;
•	purchase and lease aircraft and other related assets;
•	develop and manage its own customer loyalty program or customer loyalty programs of third parties;
•	sell redemption rights regarding awards under the customer loyalty program;
•	explore travel agency and tourism businesses;
•	develop other activities that are connected, incidental, additional or related to the above-mentioned activities; and

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•	hold interest in other companies.

Rights of our Common Shares

Following the Voluntary Reorganization, we have a single class of common shares, and each common share entitles its holder to one vote at our shareholders’ meetings.

Reimbursement and Right of Withdrawal

Under Law No. 6,406/1976 (the “Brazilian corporations law”), “dissenting shareholders” including shareholders who have no voting rights have the right to withdraw from a company and receive full reimbursement for the value of all their shares in certain circumstances. For purposes of this right of withdrawal, “dissenting shareholders” include shareholders who vote against a specific resolution, as well as those who abstain from voting or fail to appear at the shareholders’ meeting.

This right of withdrawal and reimbursement arises if any of the following matters are decided upon at a shareholders’ meeting:

•	creation of preferred shares or an increase in an existing class of preferred shares that is disproportionate to the other classes of preferred shares, unless already provided for or authorized by our bylaws (which is currently not the case);
•	modification to the preference, privilege or conditions for redemption or amortization granted to one or more classes of preferred shares, or the creation of a new class of preferred shares with greater privileges than the existing classes of preferred shares. This provision does not apply to the Company's shareholders as the Company no longer has preferred shares;
•	reduction of the mandatory dividend;
•	consolidation or merger into another company;
•	participation in a group of companies (grupo de sociedades), as defined by the Brazilian corporations law;
•	a share merger (incorporação de ações) in which all shares of a company are incorporated into the equity of another company, making the former a wholly-owned subsidiary — in which case shareholders of both companies are entitled to appraisal rights (direito de recesso);
•	changes to our corporate purpose; or
•	a spin-off that results in: (i) a change to our corporate purpose (unless the spun-off company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose); (ii) a reduction in any mandatory dividend; or (iii) any participation in a group of companies.

Appraisal rights also arises if a spin-off, merger or incorporation if the spun-off, merged or incorporated company is a publicly-held corporation and the resulting or surviving company fails to obtain registration as a publicly-held corporation and have its shares admitted to trading on a stock exchange within 120 days from the date of the shareholders' meeting that approved the transaction

In the event that our shareholders approve any resolution for us to:

•	consolidate or merge with another company;
•	transfer all of our shares to another company, or acquire all shares of another company, so as to make either company a wholly-owned subsidiary of the other; or
•	become part of a group of companies (grupo de sociedades), as defined by the Brazilian corporations law, then dissenting shareholders will be entitled to appraisal rights only if, at the time of the shareholders' meeting approving such transaction, the shares of the relevant class do not meet the liquidity and dispersion thresholds established by the Brazilian corporations law and CVM regulations.

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Under current law and CVM regulations: (i) shares are deemed to have liquidity if the relevant class or type of shares is included in a broad market index admitted to trading on a Brazilian stock exchange, as defined by the CVM — currently, the Ibovespa index; and (ii) shares are deemed to have dispersion if the controlling shareholder, the controlling company, or other companies under its control hold less than half of the shares of that class.

The right of withdrawal expires 30 days after publication of the minutes of the shareholders’ meeting that approved the relevant event.

The Brazilian corporations law provides that, in order for appraisal rights to be exercised, the reimbursement amount may not be lower than the book value per share, calculated by reference to the latest balance sheet approved at a shareholders' meeting, unless the company's bylaws provide for reimbursement based on the economic value of the shares (to be determined through an appraisal). Our bylaws allow for such economic value to be used whenever it is lower than the book value per share. If more than 60 days have passed since the date of the last approved balance sheet, dissenting shareholders may request the preparation of a special balance sheet dated within such 60-day period, in which case the company will immediately pay 80% of the reimbursement amount and the balance within 120 days from the shareholders' meeting resolution.

The sale of our controlling stake in ALAB to a third party would be considered a change in our corporate purpose, which would give our shareholders withdrawal rights.

Capital Increases and Preemptive Rights

Pursuant to our bylaws, we are authorized, by resolution of our Board of Directors, and as recommended by our strategy committee, to increase our share capital, without the need to amend the bylaws, up to an aggregate amount of R$30,000,000,000.00. Within such authorized capital limit, our Board of Directors shall determine the terms and conditions of each issuance, including the issue price and payment terms.

In addition, the grant of options to purchase shares under stock option plans does not give rise to preemptive rights.

Each of our shareholders has preemptive rights to subscribe for any new shares that increase our capital stock (and any warrants or other securities convertible into new shares) in direct proportion to the equity interest held by them. Preemptive rights may be exercised during a period, to be determined by the general shareholders’ meeting, of not less than 30 days following the publication of notice of the capital increase. If the capital increase applies in equal proportion to all existing types and classes of shares, each shareholder’s preemptive rights would apply only to the type and class of shares currently held by such shareholder. If, however, an exercise of preemptive rights would result in a change to the proportional composition of our capital stock, the preemptive rights may be exercised over the types and classes identical to those already held by the shareholders only. The preemptive rights may only extend to any other shares if necessary to ensure the shareholders receive the same proportion of our capital stock as they had prior to the increase in capital. If the shares being issued are of types and classes that are different from the existing shares, each shareholder may exercise preemptive rights (in proportion to the shares currently held) over all the types and classes of shares being issued.

Our bylaws provide that the preemptive rights may be excluded, or the deadline for exercise may be shortened, if we issue shares, debentures convertible into new shares, or subscription warrants through a public offering or a sale on a stock exchange, or by means of an exchange for shares in a public tender offer for acquisition of control.

In addition, preemptive rights do not apply to (i) shares issued within the authorized capital limits upon grant or exercise of stock options under stock option plans approved by the general shareholders’ meeting, or (ii) shares issued upon conversion of convertible debentures or exercise of warrants (bônus de subscrição), as shareholders are entitled to preemptive rights at the time of issuance of such securities.

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Dividend Rights

Dividends are allocated and distributed in accordance with the Brazilian corporations law and our bylaws. For more information on dividend rights, see “Dividend Policy.”

Voting Rights

Each of our common shares entitles the holder to cast one vote at our shareholders’ meetings.

In addition, the Brazilian corporations law provides that the following rights of shareholders may not be altered either in the bylaws or by shareholders’ resolutions:

•	the right of holders of common shares to vote at general shareholders’ meetings;
•	the right to participate in the distribution of dividends (including interest paid on our capital);
•	the right to share in the remaining assets of the company in the event of liquidation;
•	the right to inspect and supervise the management of the company's business, as provided by law;
•	preemptive rights to subscribe for shares, beneficial interests (partes beneficiárias) convertible into shares, convertible debentures and warrants (bônus de subscrição), subject to certain exceptions provided by law; and
•	the withdrawal rights summarized above.

Rights other than these unalterable rights may be granted or excluded in the bylaws or by shareholders’ resolutions.

Shareholders’ Meetings

Our Board of Directors has the power to call shareholders’ meetings, but in certain circumstances such meetings may also be called by: (i) the fiscal council, when in operation, which may call the annual general meeting (assembleia geral ordinária) if management delays such call by more than one month, or an extraordinary general meeting (assembleia geral extraordinária) whenever serious or urgent matters arise; (ii) any shareholder, if management fails to call a meeting required by law or by our bylaws within 60 days; (iii) shareholders representing at least 1% of our capital stock, if management fails to respond to a duly substantiated request within 8 days; or (iv) shareholders representing at least 5% of the voting capital if management fails to respond within eight days to a request to call a meeting for the installation of the fiscal council.

Notice of shareholders’ meetings must be published at least three times in a newspaper of general circulation (currently Folha de São Paulo), pursuant to Law No. 13,818, dated as of April 24, 2019, in force since January 1, 2022, which waives publication in the official newspaper. For publicly-held companies, the first notice must be published at least 21 days in advance, and the second notice at least 8 days in advance.

For a summary of how a holder of ADSs may receive information regarding and attend shareholders’ meetings, see the section entitled “Description of American Depositary Shares.”

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Management Compensation

In accordance with Brazilian corporations law and our bylaws, the general shareholders’ meeting establishes the overall annual compensation of our management, including the members of our Board of Directors, our strategy committee and the board of executive officers, as well as that of the members of the fiscal council, if installed. Our Board of Directors is then responsible for allocating the individual compensation among the members of such bodies within the overall limit approved by the shareholders, provided that the compensation of the members of the fiscal council, when installed, is determined by the general shareholders’ meeting that elects them and cannot be less than 10% of the average compensation paid to each executive officer (excluding benefits, representation allowances and profit sharing).

In addition, the general shareholders’ meeting approves our share-based incentive plans for directors, officers and employees, as well as for those of our subsidiaries or individuals who provide services to us or our subsidiaries. The administration, organization and interpretation of the equity-based incentive plans approved by the general shareholders’ meeting — including the resolution of matters not expressly addressed therein or any disputes related thereto — as well as the approval of grants to directors, officers, employees and service providers under our long-term incentive plans or long-term incentive plans of our subsidiaries (subject to the terms and conditions approved by the general shareholders’ meeting), are within the exclusive authority of our strategy committee.

Anti-Takeover Provisions

Differently from companies incorporated under the laws of the State of Delaware, the majority of Brazilian publicly-held companies do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are rare and thus no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders.

Notwithstanding the foregoing, Brazilian corporations law, Level 2 B3 rules and our bylaws require any party that acquires our control to extend a tender offer for common shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholders.

In addition, as a result of with the governance changes adopted as part of the Voluntary Reorganization, any person, or group of persons, that, directly or indirectly, acquires a stake in excess of 20% of our outstanding common shares (the “Relevant Shareholding”), either through a single transaction or through successive transactions, must effect a tender offer for all of our outstanding common shares and instruments convertible to our common shares, under the terms of Article 38 of our bylaws. The price to be offered for our common shares in the tender offer will be, pursuant to Article 41 of our bylaws, the greater of (i) the highest price per share paid by the acquiring shareholder during the twelve months prior to the day when such shareholder reached the Relevant Shareholding Level, (ii) the highest trading price of our shares during the twenty-four months prior to the day when such shareholder reached the Relevant Shareholding Level, or (iii) the fair market value of our shares as determined by an independent first-tier appraiser, using a recognized methodology or based on other criteria that may be defined by the CVM.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Citibank, N.A., as Depositary, will register and deliver the ADSs. Each ADS represents the right to receive 500,000 common shares (which ratio may be changed, as described below) in registered form, deposited with the office of Banco Bradesco S.A. as custodian for the Depositary, with Itaú Corretora de Valores S.A. acting as the share registrar. Each ADS will also represent the right to receive any other securities, cash or other property which may be received on behalf of the owner of the ADSs but not distributed by the Depositary to the owners of ADSs because of legal restrictions or practical considerations. The principal executive office of the Depositary is located at 388 Greenwich Street, New York, New York 10013.

The common shares are listed for trading on the Level 2 listing segment of the B3.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Brazilian law governs shareholder rights. The Depositary, the custodian and their respective nominees will be the holders of the common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the Depositary, you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder and beneficial owner rights as well as the rights and obligations of the Depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement, the form of ADRs and, if applicable, the omnibus restricted ADS letter agreement. For directions on how to obtain copies of those documents, see “Where you can Find More Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs (a) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name or through your broker or other financial institution, or (b) by holding ADSs in DRS. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly, by means of an ADR registered in your name. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses and any taxes and government charges. You will receive these distributions in proportion to the number of common shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our common shares) set by the Depositary with respect to the ADSs.

•	Cash. The Depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the common shares or any net proceeds from the sale of any common shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars, if it can do so on a practicable basis and can transfer such U.S. dollars to the United States and will distribute the amount thus received. If such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained, the deposit agreement allows the Depositary to either distribute the foreign currency only to those ADS holders to whom it is possible to do so, or hold or cause the custodian to hold the foreign currency for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. The Depositary will not invest the foreign currency and will not be liable for any interest for the respective accounts of the ADS holders.

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Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the Depositary, will be deducted. See “Taxation.” If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any common shares we distribute as a dividend or free distribution, either (1) the Depositary will distribute additional ADSs representing the right to receive such common shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional common shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the Depositary and taxes and/or other governmental charges. The Depositary will only distribute whole ADSs. It will try to sell common shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The Depositary may sell a portion of the distributed common shares sufficient to pay its fees and expenses in connection with that distribution. There can be no assurance that you will be given the opportunity to receive distributions under the same terms and conditions as the holders of common shares.
•	Elective Distributions in Cash or Shares. If we offer holders of our common shares the option to receive dividends in either cash or shares, the Depositary, after consultation with us and having received timely notice from us as described in the deposit agreement of such elective distribution by us, and if we have indicated that we wish to make such elective distribution available to you, has discretion to determine to what extent such elective distribution is reasonably practicable, and thus, whether it can be made available to you as a holder of the ADSs. The Depositary will not make such elective distribution to you until we first timely instruct the Depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is lawful to do so. The Depositary could decide it is not lawful or reasonably practicable to make such elective distribution available to you. In such case, the Depositary shall, on the basis of the same determination as is made in respect of the common shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing the right to receive common shares in the same way as it does in a share distribution. The Depositary will not be obligated to make available to you a method to receive the elective dividend in common shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of common shares.
•	Rights to Purchase Additional Shares. If we offer holders of our common shares any rights to subscribe for additional shares, the Depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and determine whether it is reasonably practicable to make these rights available to you. The Depositary will not make rights available to you unless we first instruct the Depositary to make such rights available to you and furnish the Depositary with satisfactory evidence that it is reasonably practicable to do so, and such other documentation as is provided in the deposit agreement. If it is not reasonably practicable to make the rights available but it is reasonably practicable to sell the rights, the Depositary will attempt to sell the rights and distribute the net proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the Depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for common shares (rather than ADSs).

Any distributions made, and any notices given, by the Depositary to DTC under the terms of the deposit agreement shall (unless otherwise specified by the Depositary) satisfy the Depositary’s obligations under the deposit agreement to make such distributions, and give such notices, in respect of the ADSs held in DTC (including, for avoidance of doubt, to the DTC participants holding the ADSs in their DTC accounts and to the beneficial owners of such ADSs)

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U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver restricted Depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given rights on the same terms and conditions as the holders of common shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice and satisfactory documents by the Depositary, as described in the deposit agreement, from us with our request to make any such distribution available to you, and provided the Depositary has determined such distribution is reasonably practicable and in accordance with the terms of the deposit agreement, the Depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the Depositary and taxes and/or other governmental charges. The Depositary may attempt to sell all or a portion of the distributed property sufficient to pay its fees and expenses in connection with that distribution. If any of the conditions above are not met, the Depositary will attempt to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The Depositary is not responsible if it is unlawful or impracticable to make a distribution available to any ADS holders. We have no obligation to register ADSs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if we or the Depositary determine that it is not lawful or not practicable for us or the Depositary to make them available to you. The Depositary will hold any cash amounts or property it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until a distribution can be effected or such amounts and property that the Depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Deposit, Withdrawal and Cancellation

Which shares shall be accepted for deposit?

No common shares shall be accepted for deposit unless accompanied by confirmation or such additional evidence, if any is required by the Depositary, that is reasonably satisfactory to the Depositary and the custodian that all conditions to such deposit have been satisfied by the person depositing such common shares under the laws and regulations of Brazil and any necessary approval has been granted by the CVM, the Central Bank or any governmental body in Brazil, if any, which is then performing the function of the regulator of currency exchange.

The Depositary shall not be required to accept for deposit or maintain on deposit with the custodian (a) any fractional common shares or fractional deposited securities, or (b) any number of common shares or deposited securities which (i) do not constitute a share unit or whole multiple thereof, upon application of the ratio of ADSs to deposited securities, would give rise to fractional ADSs.

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and upon presentation of the applicable deposit certification, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto. Your ability to deposit shares and receive ADSs may be limited by U.S. and Brazilian legal considerations applicable at the time of deposit.

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How do ADS holders cancel an ADS?

You may present (or provide appropriate instructions to your broker to present) your ADSs to the Depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the common shares and any other deposited securities underlying the ADSs to you or a person you designate. The Depositary may ask you to provide documents as the Depositary may deem appropriate before it will cancel your ADSs and deliver the underlying common shares and any other property.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the Depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs and provided the continued availability of certified ADSs in the U.S., the Depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

If certain conditions in the deposit agreement are satisfied as further described below, you may instruct the Depositary to vote the common shares or other deposited securities underlying your ADSs at any meeting at which holders of common shares or other deposited securities are entitled to vote pursuant to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the common shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the common shares. Our common shares have limited voting rights. See “Description of Capital Stock—Voting Rights.”

Upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the Depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our bylaws and other constitutive documents, and the provisions of or governing the deposited securities (which provisions, if any, shall be summarized in pertinent part by us), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the common shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given. Voting instructions may be given only in respect of a number of ADSs representing an integral number of common shares or other deposited securities. For instructions to be valid, the Depositary must receive them in writing on or before the date specified by the Depositary in its notice to ADS holders. The Depositary will endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement, our bylaws and the provisions of or governing the deposited securities, to vote or cause the custodian to vote the common shares or other deposited securities (in person or by proxy) as you instruct. The Depositary will only vote or attempt to vote as you instruct provided that if the Depositary timely receives voting instructions from you that fail to specify the manner in which deposited securities are to be voted, you will be deemed to have instructed the Depositary to vote in favor of the items in the voting instructions. Common shares or other deposited securities represented by ADSs for which no specific voting instructions are received by the Depositary from the ADS holder shall not be voted except as provided below. Without limiting any of the foregoing, to the extent the Depositary does not receive voting instructions from ADS holders, the Depositary will take such actions as are necessary, upon our written request and subject to applicable law and the terms of the deposited securities, to cause the amount of shares represented by ADSs of those ADS holders to be counted for the purpose of satisfying applicable quorum requirements.

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If (i) we make a timely request to the Depositary as contemplated above and (ii) no timely voting instructions are received by the Depositary from you with respect to the deposited securities represented by your ADSs on or before the date established by the Depositary for such purpose, the Depositary shall deem you to have instructed the Depositary to give a discretionary proxy to a person designated by our Board of Directors with respect to such deposited securities and the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement, our bylaws and the provisions of the deposited securities, to give or cause the custodian to give a discretionary proxy to a person designated by our Board of Directors to vote such deposited securities; provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which our Board of Directors informs the Depositary that (x) the we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of common shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the common shares underlying your ADSs. In addition, there can be no assurance that you will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our common shares.

The Depositary and its agents are not liable for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the common shares underlying your ADSs are not voted as you request.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the Depositary may request pursuant to law, including, without limitation, relevant Brazilian law, any applicable law of the United States of America, the rules and requirements of the B3, our bylaws and other constitutive documents, any resolutions of our Board of Directors adopted pursuant to such bylaws, the requirements of any markets or exchanges upon which the common shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADSs, the identity of any other persons then or previously interested in such ADSs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Brazil, our bylaws and other constitutive documents, and the requirements of any markets or exchanges upon which the ADSs or common shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs or common shares may be transferred, to the same extent as if such ADS holder or beneficial owner held common shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Brazilian law, the rules and requirements of the CVM and the B3, and any other stock exchange on which the common shares are, or will be, registered, traded or listed or our bylaws and other constitutive documents, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Delivery of Information to the CVM, the Central Bank and the B3

We will comply with Brazil’s Joint Resolution 13, and will furnish to the CVM, the Central Bank and the B3, whenever required, information or documents related to the approved ADR program, the deposited securities and distributions thereon. The Depositary and the custodian may release such information or documents and any other information as required by local regulation, law or regulatory body request.

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Ownership Restrictions

We may restrict transfers of the common shares where such transfer might result in ownership of common shares exceeding limits imposed by applicable laws or our bylaws. We may also restrict, in such manner as we deem appropriate, transfers of the ADSs where such transfer may result in the total number of common shares represented by the ADSs owned by a single ADS holder or beneficial owner of ADSs to exceed any such limits. We may, in our sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any ADS holder or beneficial owner of ADSs in excess of the limits set forth in the preceding sentence, including, but not limited to, the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or mandatory sale or disposition on behalf of an ADS holder or beneficial owner of ADSs of the common shares represented by the ADSs of such holder or beneficial owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and our bylaws. Notwithstanding the foregoing, neither we nor the Depositary shall be obligated to ensure compliance with the foregoing ownership restrictions.

Reporting Obligations and Regulatory Approvals

Applicable laws and regulations, including those of the Central Bank, the CVM, the B3 and the Level 2 listing segment may require ADS holders and beneficial owners of common shares, including the ADS holders and beneficial owners of ADSs, to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. ADS holders and beneficial owners of ADSs are solely responsible for complying with such reporting requirements and obtaining such approvals, and pursuant to the deposit agreement, such holders and beneficial owners agree to make such determinations, file such reports, and obtain such approvals to the extent and in the form required by applicable laws and regulations as in effect from time to time and neither the Depositary, the custodian nor we, nor any of their or our respective agents or affiliates shall be required to take any actions on behalf of such holders or beneficial owners to determine or satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the Depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fee
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase ADSs	Up to US$0.05 per ADS held
Depositary operation and maintenance services	Up to US$0.05 per ADS held
Transfer of ADSs, including upon a transfer of registered ownership of ADSs and upon a transfer of ADSs into DTC	Up to US$0.05 per ADS transferred
Conversion of ADSs, including upon conversion of restricted ADSs into freely transferred ADSs	Up to US$0.05 per ADS converted

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As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in Brazil (i.e., upon deposit and withdrawal of common shares);
•	expenses incurred for converting foreign currency into U.S. dollars;
•	expenses for cable, telex, electronic and fax transmissions and for delivery of securities;
•	taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when common shares are deposited or withdrawn from deposit);
•	fees and expenses incurred in connection with the delivery or servicing of common shares on deposit;
•	fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs; and
•	any applicable fees and penalties thereon.

The Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the Depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the Depositary and by the brokers (on behalf of their clients) delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the Depositary services fee are charged by the Depositary to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the Depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the Depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the Depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the Depositary.

Until the applicable Depositary fees and expenses are paid, the Depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the ADS holder. The Depositary may sell common shares or other Depositary property held with respect to your ADSs and use the proceeds to satisfy your obligations to pay its fees and expenses.

Certain of the Depositary fees and charges (such as the Depositary services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes.

The Depositary reimburses us for certain expenses we incur in connection with the ADR program. These reimbursable expenses currently include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders.

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Payment of Taxes

You will be responsible for any taxes (including applicable interest and penalties thereon) or other governmental charges payable, or which become payable, on your ADSs, on the deposited securities represented by any of your ADSs, or any any transactions entered by you and/or your beneficiary owned in respect of the ADSs or deposited securities. The Depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the Depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADSs, any surrender of ADSs and withdrawal of deposited securities or the termination of the deposit agreement.

The Depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADSs or to release securities on deposit until all taxes and charges are paid by you. The Depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the Depositary and to the custodian proof of taxpayer status and residence and such other information as the Depositary and the custodian may be required to fulfill legal obligations.

Each ADS holder will be responsible for the payment and/or reimbursement of any and all taxes effectively paid or incurred by us, the Depositary or the Custodian (including as a result of the execution of any symbolic foreign exchange transaction (operação simbólica de câmbio)) related to or as a result of a deposit of common shares and/or withdrawal or sale of deposited property by such ADS holder. Each ADS holder will be responsible for the reporting of any false or misleading information, or the failure to report required information relating to foreign exchange transactions to the custodian or the Central Bank, as the case may be, in connection with deposits or withdrawals of deposited securities.

If we change the nominal or par value of, split-up, cancel, consolidate or otherwise reclassify any of the deposited securities, or if we recapitalize, reorganize, merge, consolidate or sell our assets, any property which shall be received by the Depositary or the custodian in exchange for, or in conversion of, or replacement of, or otherwise in respect of, the deposited securities shall, to the extent permitted by law, be treated as new deposited property under the deposit agreement, and the ADSs shall, subject to the provisions of the deposit agreement, any ADR(s) evidencing such ADSs and applicable law, represent the right to receive such additional or replacement deposited property. In connection with the foregoing, we may (i) issue and deliver additional ADSs as in the case of a stock dividend on the common shares, (ii) amend the deposit agreement and the applicable ADR(s), (iii) amend the applicable registration statement(s) in respect of the ADSs, (iv) call for the surrender of outstanding ADRs to be exchanged for new ADRs, and (v) take such other actions as are appropriate to reflect the transaction with respect to the ADSs.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the Depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. The Depositary will not consider to be materially prejudicial to your substantial rights any modification or supplement that are reasonably necessary for the ADSs to be registered under U.S. laws, in each case without imposing or increasing the fees and charges you are required to pay. In addition, the Depositary may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

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How may the deposit agreement be terminated?

We have the right to direct the Depositary to terminate the deposit agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the deposit agreement. In such cases, the Depositary must notify you at least 30 days before termination.

After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver common shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. At any time after the date of termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the Depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the Depositary and the custodian thereunder. The obligations of ADS holders and beneficial owners of ADSs outstanding as of the effective date of any termination shall survive such effective date of termination and shall be discharged only when the applicable ADSs are presented to the Depositary for cancellation under the terms of the deposit agreement and the ADS holders have satisfied any and all of their obligations thereunder (including, but not limited to, any payment and/or reimbursement obligations which relate to prior to the effective date of termination but which payment and/or reimbursement is claimed after such effective date of termination).

Books of Depositary

The Depositary will maintain ADS holder records at its Depositary office. You may inspect such records at such office at all reasonable times but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The Depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time, when such action is deemed necessary or advisable by the Depositary in connection with the performance of its duties under the deposit agreement or at our reasonable request to the extent not prohibited by law.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the Depositary and the custodian. It also limits our liability and the liability of the Depositary and the custodian. We, the Depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Brazil or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our bylaws or other constituent documents or any provision of or governing any deposited securities, or by reason of any act of God or war or other events or circumstances beyond its control (including, without limitation, fire, flood, earthquake, tornado, hurricane, tsunami, explosion, or other natural disaster, nationalization, expropriation, currency restriction, work stoppage, strikes, civil unrest, act of war (whether declared or not) or terrorism, revolution, rebellion, embargo, computer failure, failure of public infrastructure (including communication or utility failure), failure of common carriers, nuclear, cyber or biochemical incident, any pandemic, epidemic or other prevalent disease or illness with an actual or probable threat to human life, any quarantine order or travel restriction imposed by a governmental authority or other competent public health authority, or the failure or unavailability of the United States Federal Reserve Bank (or other central banking system) or DTC (or other clearing system));

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•	are not obligated to perform any act that is inconsistent with the terms of the deposit agreement;
•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our bylaws or other constituent documents or provisions of or governing deposited securities;
•	disclaim any liability for any action or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by any of us in good faith to be competent to give such advice or information;
•	are not liable for any action or inaction of any clearing or settlement system (any participant thereof) for the deposited securities or the ADSs;
•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;
•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs;
•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;
•	are not obligated to appear in, prosecute or defend any action with respect to deposited property or the ADSs, except under the circumstances set forth in the deposit agreement; and
•	are not liable for any action or failure to act by any ADS holder relating to the ADS holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of deposited securities, including, without limitation, any failure to comply with a requirement to register such investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal or any failure to report foreign exchange transactions to the Central Bank, as the case may be.

The Depositary and any of its agents also disclaim any liability (i) with respect to Brazil’s system of share registration and custody, including any liability in respect of the unavailability of deposited securities (or any distribution in respect thereof), (ii) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (iii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iv) any investment risk associated with the acquisition of an interest in the deposited securities, for the validity or worth of the deposited ecurities, for any financial transaction entered into by any person in respect of the ADSs or any deposited securities, for any tax consequences that may result from the ownership of, or any transaction involving, ADSs or the deposited securities, the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement, for the failure or timeliness of any notice from us, or for any action of or failure to act by, or any information provided or not provided by, DTC or any DTC participant, (v) for any tax consequences that may result from ownership of ADSs, common shares or deposited securities, or (vi) for any acts or omissions made by a successor Depositary.

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In the deposit agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities and payment of the applicable fees, expenses and charges of the Depositary;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The Depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the Depositary or our transfer books are closed or at any time if the Depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying common shares at any time except:

•	when temporary delays arise because: (1) the Depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our common shares;
•	when you owe money to pay fees, taxes and similar charges;
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities; or
•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).

This right of withdrawal may not be limited by any other provision of the deposit agreement.

The Depositary shall not knowingly accept for deposit under the deposit agreement any common shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such common shares.

Pre-release of ADSs

The deposit agreement permits the Depositary to deliver ADSs before deposit of the underlying common shares. This is called a pre-release of the ADSs. The Depositary may also deliver common shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying common shares are delivered to the Depositary. The Depositary may receive ADSs instead of common shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person or entity to whom the pre-release is being made (a) represents to the Depositary in writing that at the time of the pre-release transaction it or its customer owns the common shares or ADSs that are to be delivered by it under such pre-release transaction, (b) agrees to indicate the Depositary as owner of such common shares or ADSs in its records and to hold such common shares or ADSs in trust for the Depositary until such common shares or ADSs are delivered to the Depositary or the custodian, (c) unconditionally guarantees to deliver such common shares or ADSs to the Depositary or the custodian, as the case may be, and (d) agrees to any additional restrictions or requirements that the Depositary deems appropriate; (2) at all times the pre-release is fully collateralized with cash, United States government securities or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the Depositary considers appropriate. In addition, the Depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

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Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register such transfer. A DTC participant, upon acceptance in any one of its DTC accounts of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement, or by continuing to hold in any one of its DTC accounts, from and after the date hereof, any ADSs issued and outstanding under the original deposit Agreement, shall (notwithstanding any explicit or implicit disclosure that it may be acting on behalf of another party) be deemed for all purposes to be a party to, and bound by, the terms of the deposit agreement and the applicable ADR(s) to the same extent as, and as if the DTC Participant were, the holder of such ADSs.

Governing Law and Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs are interpreted in accordance with the laws of the State of New York. The rights of holders of deposited securities (including common shares represented by ADSs) are governed by the laws of the Federative Republic of Brazil (or, if applicable, such other laws as may govern the deposited securities). Each party to the deposit agreement irrevocably waives, to the fullest extent permitted by applicable law, its right to trial by jury in any legal proceeding arising out of the deposit agreement or the ADRs.

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STOCK TRADING MARKETS

Our common shares and the ADS are listed or quoted on the following markets:

•	the São Paulo Stock Exchange (the B3): our common shares (AZUL53); and
•	the OTC Pink (the OTC Pink): the ADSs (AZLUY).

Our preferred shares were listed on the Level 2 segment of B3 on April 11, 2017. Effective as of January 15, 2026, all of our preferred shares were converted into a single class of common shares upon the Conversion. As a result of the Conversion, we have only common shares trading on the Level 2 segment of B3. See “Item 10.B—Memorandum and Articles of Association—Conversion and Reverse Share Split” of our 2025 Annual Report.

The ADSs, each of which represents 500,000 common shares, are currently quoted on the OTC Pink.

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DIVIDEND POLICY

Amounts Available for Distribution

According to the Brazilian corporations law and our bylaws, our Board of Directors makes a recommendation to the annual shareholders’ meeting regarding the allocation of our net income for the preceding fiscal year, and the shareholders’ meeting decides upon the allocation. Under the Brazilian corporations law, our Board of Directors may also approve intermediary dividend distributions.

The Brazilian corporations law defines “net income” as the results for the fiscal year after deducting accrued losses, the provisions for income and social contribution taxes for that year and any amounts allocated to profit sharing payments to employees and management. Management is only entitled to any profit-sharing payment, however, after the shareholders are paid the mandatory dividend referred to below.

Reserve Accounts

Companies incorporated under Brazilian law generally have two main reserve accounts: a profit reserve account and a capital reserve account.

Profit Reserves

Profit reserves consist of a legal reserve, statutory reserve, contingency reserve, retained profit reserve and unrealized profit reserve, as described below.

The combined balance of our profit reserve accounts (other than the contingency reserve and the unrealized profits reserve) may not exceed our capital stock. If the balance does exceed capital stock, the shareholders’ meeting must decide whether to use the excess to pay in subscribed but unpaid capital, to increase our share capital, or to pay dividends.

Legal Reserve

Brazilian corporaionse law requires us to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our capital stock. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our capital stock. The amounts allocated to the legal reserve must be approved by our shareholders in a shareholders’ meeting, and may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

Statutory Reserve

The Brazilian corporations law allows us to allocate a portion of our net profits to discretionary reserve accounts established in accordance with our bylaws. As of December 31, 2025, we did not have a statutory reserve. If we establish these accounts, the bylaws must indicate the purpose, allotment criteria and maximum amount of the reserve. However, we may not allocate profits to these discretionary reserve accounts if this would affect the payment of the minimum mandatory dividend.

Contingency Reserve

The Brazilian corporations law allows us to allocate a percentage of our net income to a contingency reserve for anticipated losses that are deemed probable in future years, if the amount of the losses can be estimated. Any amount so allocated must be reversed in the fiscal year in which any expected loss fails to occur as projected, or charged against in the event that the expected loss occurs. The amounts to be allocated to this reserve must be approved by our shareholders. As of December 31, 2025, we did not have a contingency reserve.

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Retained Profit Reserve

The Brazilian corporations law allows us to retain a portion of our net income, by a decision of our shareholders, provided that the retention is included in a capital expenditure budget that has been previously approved. The allocation of funds to this reserve cannot jeopardize the payment of the minimum mandatory dividends. As of December 31, 2025, we did not have a retained profit reserve.

Unrealized Profit Reserve

Under the Brazilian corporations law, the amount by which the mandatory dividend exceeds the “realized” net income in a given year may be allocated to an unrealized profit reserve account, and the mandatory dividends may be limited to the “realized” portion of the net income. The Brazilian corporations law defines “realized” net income as the amount by which net income exceeds the sum of (i) our net positive results, if any, from the equity method of accounting and (ii) the profits, gains or income that will be received by us after the end of the next fiscal year. The unrealized profit reserve can only be used to pay mandatory dividends. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2025, we did not have an unrealized profit reserve.

Capital Reserves

Our capital reserve consists of the premium reserve, tax incentives, and investment subsidies. Under the Brazilian corporations law, capital reserves may only be used (i) to absorb losses that exceed retained earnings and profit reserves, (ii) to fund redemptions, refunds or repurchases of shares, (iii) to redeem founder shares, and (iv) to increase our share capital. As of December 31, 2025, we had R$ allocated to the capital reserve account.

Payment of Dividends and Interest on Shareholders’ Equity

The Brazilian corporations law requires the bylaws of a Brazilian company to specify a minimum percentage of available profits to be allocated to the annual distribution of dividends, known as mandatory dividends. The mandatory dividend must be paid to shareholders either as dividends or as interest on shareholders’ equity. The basis of the mandatory dividend is a percentage of income, adjusted according to Article 202 of the Brazilian corporations law. Under our bylaws, we must distribute every year at least 0.1% of our adjusted net income from the previous fiscal year as a dividend.

The Brazilian corporations law allows a company to suspend distribution of mandatory dividends if our Board of Directors advises the annual shareholders’ meeting that the distribution would not be advisable given the company’s financial condition. The fiscal council, if one is in place, must review any suspension of the mandatory dividend, and management must submit a report to the CVM setting forth the reasons for the suspension of dividends. Net income that is not distributed due to a suspension is allocated to a separate reserve account and, if not absorbed by subsequent losses, must be distributed as dividends as soon as the financial condition of the company permits.

Dividends

The Brazilian corporations law and our bylaws require us to hold an annual shareholders’ meeting by the fourth month following the closing of each fiscal year, in which, among other matters, shareholders must decide upon the distribution of annual dividends. The calculation of annual dividends is based on our audited consolidated financial statements for the immediately preceding fiscal year.

Each holder of shares at the time a dividend is declared is entitled to receive dividends. Under the Brazilian corporations law, dividends are generally required to be paid within 60 days from the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date. The dividend must be paid at the latest before the end of the year in which it is declared.

Shareholders have three years from the date of payment to claim their dividends or interest on shareholders’ equity, after which the unclaimed dividends or interest revert to us.

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Distributions of Interest on Shareholders’ Equity

Brazilian corporations are permitted to pay interest on equity capital to shareholders and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution tax. The interest is calculated based on the TJLP, as set by the Central Bank from time to time, and cannot exceed the greater of 50% of net income (after deduction of the social contribution tax on net income, and without taking account of the distribution being made and any income tax deduction) for the period in relation to which the payment is made, or 50% of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made. The payment of interest on shareholders’ equity represents an alternative form of dividend payment to shareholders. The amount distributed to shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividend distribution. The Brazilian corporations law requires us to pay shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common shares (including common shares in the form of ADS) in the public market could adversely affect market prices prevailing from time to time.

We have a total of 54,730,851,778,811 common shares issued and outstanding as of the date of this prospectus (including 88,679 common shares held in treasury). All of our common shares, including in the form of ADSs are freely transferable without restriction or registration under the Securities Act, except for:

•	any common shares held from time to time by any of our affiliates (as that term is defined in Rule 144 under the Securities Act (“Rule 144”));
•	44,701,590,500,000 common shares, including in the form of ADSs (or approximately 81.7% of our outstanding common shares on the date of this prospectus) of the common shares that were issued pursuant to the Equity Rights Offering (which includes 6,341,867,000,000 common shares (or approximately 11.6% of our outstanding common shares on the date of this prospectus) which were issued in reliance on Regulation S and shall become freely tradable on April 1, 2026 upon the expiration of the distribution compliance period);
•	the common shares, including in the form of ADSs, issuable pursuant to the exercise of the American Warrants and the Additional Investment Warrants.

On February 20, 2020, we issued the common shares, including in the form of ADS, offered hereby (other than the shares issuable upon exercise of the Additional Investment Warrants), to the relevant Selling Shareholders in transactions that were not subject to, or were exempt from, the registration requirements of the Securities Act, including pursuant to Section 4(a)(2) thereunder. Accordingly, such common shares are “restricted securities” as that phrase is defined in Rule 144, and are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

We are filing the registration statement of which this prospectus forms a part (i) pursuant to our obligations under the Registration Rights Agreement, and (ii) to register the resale of certain common shares represented by Rule 144A Restricted ADSs acquired by certain professional investors (or their permitted transferees) in the Equity Rights Offering that are not party to the Registration Rights Agreement (which we refer to herein as Restricted ADS Holders).

Rule 144

In general, a person who has beneficially owned our common shares (including in the form of ADSs) that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such common shares for at least one year, then the requirement in clause (ii) will not apply to the sale.

Persons who have beneficially owned our common shares (including in the form of ADSs) that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our common shares then outstanding, which equals approximately 547,308,517,788 common shares as of the date of this prospectus; or
•	the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

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REGISTRATION RIGHTS AGREEMENT

We are filing the registration statement within this prospectus to register the resale of the common shares, including in the form of ADS, offered hereby, on a delayed or continuous basis pursuant to the Registration Rights Agreement. Upon becoming eligible to use Form F-3, and in no event later than 60 days after we become eligible to use Form F-3, we will use commercially reasonable efforts to convert this registration statement to a Form F-3 resale shelf.

We agreed to use commercially reasonable efforts to cause this registration statement to become effective as promptly as practicable and to keep it continuously effective until the earlier of (i) May 20, 2029 (except with respect to the Strategic Partners) and (ii) the date on which the common shares, including in the form of ADS, offered hereby, cease to be “Registrable Securities” under the Registration Rights Agreement.

Until the registration statement of which this prospectus forms a part is declared effective, we have agreed in the Registration Rights Agreement not to file or seek effectiveness of another registration statement for a public offering of our common shares or ADSs without the approval of holders that, together with their affiliates, beneficially own at least 25% of our outstanding common shares (the “Requisite Holders”), and we must suspend our efforts to obtain effectiveness of the registration statement of which this prospectus forms a part if requested by the Requisite Holders.

We have agreed in the Registration Rights Agreement not to initiate or consummate any underwritten public offering of our common shares or ADSs prior to June 20, 2026 without the prior written request or consent of the Requisite Holders.

The Registration Rights Agreement also provides the Selling Shareholders with rights to participate in underwritten offerings off the resale shelf (including certain demand rights for the Strategic Partners), subject to specified frequency and timing limitations, and piggyback registration rights in connection with other underwritten public offerings.

We may impose blackout periods of up to 45 days, which may be extended by our strategy committee (or our Board of Directors, to the extent required by applicable law), provided that no more than three blackout periods may be imposed in any 12-month period and that the aggregate duration of all blackout periods in any such 12-month period may not exceed 90 days. Any blackout period will suspend our obligations to maintain the effectiveness of a registration statement or permit sales thereunder, including in connection with any Re-IPO, but will not prevent RRA Holders from selling their securities in reliance on Rule 144 or on a private basis, subject to applicable law. During any such blackout period, the Selling Shareholders must suspend resales under this registration statement.

The Registration Rights Agreement contains customary provisions regarding holder questionnaires, supplements and amendments, underwriting procedures, cooperation, indemnification, and allocation of expenses.

In connection with certain underwritten public offerings, each Selling Shareholder participating as a selling shareholder in such offering and each Strategic Partner may be required to enter into a customary lock-up agreement for up to 90 days following the final prospectus, subject to similar terms and parity provisions with respect to our directors and executive officers. In any underwritten public offering, the Company may also be required to enter into customary lock-up provisions and we may be required to cause our executive officers and directors to enter into similar lock-up agreements, on terms no more favorable than those applicable to the Selling Shareholders participating in such offering.

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PLAN OF DISTRIBUTION

We are registering the offer and sale of up to common shares and the ADSs that represent common shares (or approximately % of our outstanding common shares on the date of this prospectus), to permit the resale of these common shares and ADSs by the Selling Shareholders and their permitted transferees from time to time after the date of this prospectus. For purposes of this Plan of Distribution, references to the ADSs include the common shares represented by those ADSs and references to Selling Shareholders include donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer. The ADSs covered by this prospectus may be offered and sold from time to time by the Selling Shareholders. We will not receive any of the proceeds from the sale by the Selling Shareholders of the common shares, including in the form of ADSs. We will bear all fees and expenses incident to our obligation to register the common shares, including in the form of ADSs.

The common shares, including in the form of ADSs, may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at privately negotiated prices. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The Selling Shareholders may offer and sell all or a portion of the common shares, including in the form of ADSs, covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•	on any national securities exchange or quotation service on which the ADSs may be listed or quoted at the time of sale;
•	in underwritten offerings;
•	in privately negotiated transactions, at-the market transactions, “overnight transactions” or block trades;
•	through purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•	through ordinary brokerage transactions (including on an exchange or over-the-counter) and transactions in which the broker solicits purchasers;
•	through options, short sales, forward sales, puts, agented transactions, stock lending transactions and hedging and other derivative transactions;
•	through pledges of the ADSs to secure debts and other obligations;
•	in the over-the-counter market;
•	through trading plans entered into pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;
•	through the distribution by any Selling Shareholder to its employees, partners (including limited partners), members or equity holders;
•	through a combination of any of the above methods of sale; or
•	through any other method permitted pursuant to applicable law.

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Instead of selling the common shares, including in the form of ADSs under this prospectus, the Selling Shareholders may sell all or a portion of the common shares, including in the form of ADSs, offered by this prospectus in compliance with the provisions of Rule 144 under the Securities Act, or pursuant to other available exemptions from the registration requirements of the Securities Act, provided that such sales meet the criteria and conform to the requirements of such exemptions.

To the extent required with respect to a particular offering, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:

•	the name of the participating broker-dealer(s);
•	the specific securities involved;
•	the initial price at which such securities are to be sold;
•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and
•	other facts material to the transaction.

The Selling Shareholders may, at their discretion, sell all, none, or a portion of the common shares, including in the form of ADSs, beneficially owned by them and offered hereby from time to time directly or through one or more broker-dealers or agents. If the common shares, including in the form of ADSs, are sold through broker-dealers or agents, the broker-dealers or their agents may receive commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated immediately prior to the sale and the Selling Shareholders will be responsible for broker-dealers or agents’ commissions, discounts or concessions. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common shares, including in the form of ADSs, against certain liabilities, including liabilities arising under the Securities Act.

To the extent that any of the Selling Shareholders are brokers or dealers, they may be deemed to be “underwriters” within the meaning of the Securities Act and any commissions received by them and any profit on the resale of the common shares, including in the form of ADSs, represented by the registered common shares may be deemed to be underwriting commissions or discounts under the Securities Act. As of the date of this prospectus, based on the representations received by the Company from the Selling Shareholders, none of the Selling Shareholders are brokers or dealers or affiliated with brokers or dealers.

In offering the common shares, including in the form of ADSs, covered by this prospectus, any broker-dealers or agents who execute sales for the Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any compensation of any broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act. This regulation may limit the timing of purchases and sales of any of the common shares, including in the form of ADSs, offered by this prospectus by the Selling Shareholders and any other participating person. The anti-manipulation rules under the Exchange Act may apply to sales of common shares or ADSs in the market and to the activities of the Selling Shareholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common shares, including in the form of ADSs, to engage in market-making activities with respect to the common shares, including in the form of ADSs, for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the common shares, including in the form of ADS, and the ability of any person or entity to engage in market-making activities with respect to the common shares, including in the form of ADSs.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

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TAXATION

The following discussion contains a description of the material U.S. federal income and Brazilian tax considerations of the acquisition, ownership and disposition of our common shares, including in the form of ADSs. The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares, including in the form of ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of common shares, including in the form of ADSs. This discussion deals only with U.S. Holders (as defined below) that purchase the common shares, including in the form of ADSs, for cash and that hold common shares, including in the form of ADSs, as capital assets (generally, property held for investment). This discussion does not purport to address all of the tax considerations that may be relevant to U.S. Holders based upon their particular circumstances and may not apply to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, corporations, partnerships or other entities or arrangements classified as partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or investors in such entities or arrangements, “passive foreign investment companies,” “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, investors liable for alternative minimum taxes, expatriates and former long-term residents of the United States, individual retirement accounts and other tax-deferred accounts, tax-exempt or governmental organizations, dealers or brokers in securities or currencies, investors that hold common shares, including in the form of ADSs, as part of a straddle, hedging, constructive sale, conversion, wash sale or other integrated transaction for U.S. federal income tax purposes, a person that actually or constructively owns 10% or more of the total combined voting power or value in our stock, traders in securities that have elected the mark-to-market method of accounting for their securities, persons whose functional currency is not the U.S. dollar, persons who file applicable financial statements required to recognize income when associated revenue is reflected on such financial statements, persons owning common shares, including in the form of ADSs, in connection with a trade or business outside the United States, or persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan).

The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder, published rulings and court decisions, and all of which are subject to change at any time, perhaps with retroactive effect.

No assurance can be given that the U.S. Internal Revenue Service, or the IRS, will agree with the views expressed in this discussion, or that a court will not sustain any challenge by the IRS in the event of litigation. This discussion does not include any description of the tax laws of any state, local, municipal or non-U.S. government that may be applicable to a particular investor and does not consider the Medicare tax on net investment income or any aspects of U.S. federal tax law other than income taxation.

As used herein, the term “U.S. Holder” means a beneficial owner of a common share, including in the form of an ADS, that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust or (ii) that was in existence on August 20, 1996, and validly elected under applicable U.S. Treasury regulations to continue to be treated as a domestic trust. If a partnership or an entity or an arrangement that is treated as a partnership for U.S. federal income tax purposes holds common shares, including in the form of ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships that hold common shares, including in the form of ADSs, are encouraged to consult their own tax advisors.

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This discussion is for informational purposes only and is not tax advice. Persons considering the acquisition of common shares, including in the form of ADSs, are encouraged to consult their own tax advisors regarding the specific U.S. federal, state, local and foreign income and other tax considerations to them of the acquisition, ownership and disposition of the common shares, including in the form of ADSs, in light of their particular circumstances.

Azul ADSs

In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the common shares represented by those ADSs. Accordingly, the surrender of ADSs in exchange for common shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes. The rest of this discussion assumes that a holder of an ADS will be treated for U.S. federal income tax purposes as directly holding the underlying common shares. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holder of an ADS and the issuer of the shares underlying the ADS, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such ADSs. These actions would also be inconsistent with the beneficial ownership of the underlying shares. Accordingly, the credibility of foreign taxes and the availability of the reduced tax rate for “qualified dividend income” described below could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of an ADS and Azul.

Distributions on Common Shares, Including in the Form of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of distributions with respect to common shares, including in the form of ADSs, (including any distributions paid in the form of interest on shareholders’ equity for Brazilian tax purposes and the amount of any Brazilian taxes withheld on any such distribution, if any) will constitute ordinary dividend income to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends generally will be includible in a U.S. Holder’s gross income on the day on which the dividends are actually or constructively received by the Depositary in the case of a U.S. Holder of ADSs, or by the U.S. Holder in the case of a U.S. Holder of common shares not in the form of ADSs. Any distributions in excess of such earnings and profits will constitute a nontaxable return of capital and reduce a U.S. Holder’s tax basis (but not below zero) in such common shares or ADSs. To the extent such distributions exceed a U.S. Holder’s tax basis in its common shares or ADSs, such excess will constitute capital gain and generally will be treated as described below under “Sale or Other Taxable Disposition of Common Shares, Including in the Form of ADSs.” Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid generally will be reported to them as a dividend.

Distributions treated as dividends on common shares, including in the form of ADSs, will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations under the Code. Distributions treated as dividends on common shares, including in the form of ADSs, that are received by a non-corporate U.S. Holder (including an individual) could qualify for a reduced maximum tax rate if we are treated as a “qualified foreign corporation” and certain holding period and other requirements are met. For this purpose, a “qualified foreign corporation” means a foreign corporation provided that: (i) the corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Considerations”), (ii) certain holding period requirements are met and (iii) either (A) the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (B) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the United States. Our common shares are not currently listed on an established securities market in the United States and our ADSs have been delisted from the NYSE. Additionally, we are not currently eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules. Therefore, any dividends that we pay are not currently eligible for this reduced maximum tax rate. U.S. Holders are encouraged to consult their tax advisors regarding the application of these rules.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

A U.S. Holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of Brazilian income taxes, if any, withheld on dividends received in respect of the common shares, including those in the form of ADSs. A U.S. Holder who does not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received in respect of common shares, including in the form of ADSs, generally will be treated as foreign-source income, subject to various exceptions, and generally will be treated as passive category income for most U.S. Holders for purposes of the U.S. foreign tax credit limitation. However, for any period in which we are treated as a “United States-owned foreign corporation,” a portion of any dividends paid by us during such period may be treated as U.S. source solely for purposes of the U.S. foreign tax credit. We would be treated as a United States-owned foreign corporation if 50% or more of the total value or total voting power of our shares is owned, directly, indirectly or by attribution, by United States persons. To the extent any portion of our dividends is treated as U.S.-source income pursuant to this rule, the ability of a U.S. Holder to claim a U.S. foreign tax credit for any Brazilian withholding taxes payable in respect of our dividends may be limited. Further, U.S. Treasury regulations finalized in January 2022, or the Foreign Tax Credit Regulations, have imposed additional requirements that must be met for a Brazilian or other foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax,” which may be unclear or difficult to determine), and these requirements may further restrict a U.S. Holder’s ability to benefit from the U.S. foreign tax credit for Brazilian withholding taxes. The IRS released Notice 2023-55 and Notice 2023-80 (together, referred to in this discussion as the Notices), which indicate that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and also provide temporary relief from certain provisions of the Foreign Tax Credit Regulations for taxable years ending before the date of issuance of a notice or other guidance that withdraws or modifies the relief provided by the Notices (or any later date specified in the relevant notice or other guidance). In order to qualify for the relief provided by the Notices, a U.S. Holder is required to apply the Notices consistently to all foreign taxes paid during the relevant taxable year. The rules relating to computing U.S. foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of U.S. foreign tax credits in their particular circumstances.

Dividends paid in reais (including the amount of any Brazilian taxes withheld therefrom, if any) will be includible in a U.S. Holder’s gross income in a U.S. dollar amount calculated by reference to the spot rate of exchange in effect on the day the reais are actually or constructively received by the Depositary, in the case of a U.S. Holder of ADSs, or by the U.S. Holder in the case of a U.S. Holder of common shares not in the form of ADSs, regardless of whether the dividends are converted into U.S. dollars. If the reais are converted to U.S. dollars on the date of such receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the reais into U.S. dollars on a later date, the U.S. Holder must include in gross income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the reais into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in a U.S. Holder’s gross income to the date such payment is converted into U.S. dollars will be foreign currency gain or loss and will be treated as ordinary income or loss. Such gain or loss generally will be treated as income from sources within the United States. U.S. Holders are encouraged to consult their own independent tax advisors regarding the treatment of foreign currency gain or loss, if any, on any reais received that are converted into U.S. dollars on a date subsequent to actual or constructive receipt by the Depositary or the U.S. Holder, as the case may be.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

Sale or Other Taxable Disposition of Common Shares, Including in the Form of ADSs

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon the sale or other taxable disposition of common shares, including in the form of ADSs, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s tax basis in such common shares or ADSs. The amount realized on a sale or other taxable disposition of common shares, including in the form of ADSs, generally will be equal to the amount of cash or the fair market value of any other property received. The initial tax basis of a U.S. Holder’s ADSs will be the purchase price and the initial tax basis of a U.S. Holder’s common shares that are not held in the form of ADSs will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase. Gain or loss recognized by a U.S. Holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the common shares, including those in the form of ADSs, have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes.

If Brazilian tax is withheld on the sale or other taxable disposition of common shares, including in the form of ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian withholding tax. Capital gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of common shares, including in the form of ADSs, generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. In the case of a gain from the disposition of a common share, including in the form of an ADS, that is subject to Brazilian withholding tax, the Foreign Tax Credit Regulations generally would prohibit the U.S. Holder from claiming a U.S. foreign tax credit for that Brazilian withholding tax. However, the Notices provide temporary relief from certain of the provisions of the Foreign Tax Credit Regulations for taxable years ending before the date of issuance of a notice or other guidance that withdraws or modifies the relief provided by the Notices (or any later date specified in the relevant notice or other guidance). In order to qualify for the relief provided by the Notices, a U.S. Holder is required to apply the Notices consistently to all foreign taxes paid during the relevant taxable year. Alternatively, a U.S. Holder may take a deduction for the Brazilian withholding tax in computing taxable income for U.S. federal income tax purposes, provided that the U.S. Holder elects to deduct all foreign taxes paid or accrued for the taxable year. The rules relating to computing U.S. foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are encouraged to consult their own tax advisors regarding the availability of U.S. foreign tax credits or deductions in their particular circumstances.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a passive foreign investment company, or PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is passive income; or
•	at least 50% of the gross value of its assets (based on an average of the quarterly gross values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets (other than gains from the disposition of property that is inventory) and gains from commodities and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, the composition of the income and assets of the non-U.S. corporation from time to time and the nature of the activities performed by the non-U.S. corporation. We believe that we were not a PFIC for U.S. federal income tax purposes in 2025. In addition, based on current estimates of our gross income and gross assets, the nature of our business and our current business plans (all of which are subject to change), we do not expect to be classified as a PFIC for our current taxable year (although the determination cannot be made until the end of such taxable year). However, there can be no assurance that we will not be considered to be a PFIC for any particular year, including 2025 or our current taxable year, because the PFIC determination is made annually and is based on the portion of our assets and income that is characterized as passive under the PFIC rules, which can be a complex analysis.

If we are or become a PFIC for any taxable year during which a U.S. Holder holds common shares, including in the form of ADSs, the U.S. Holder will be subject to special tax rules with respect to any “excess distributions” that the U.S. Holder receives and any gain realized from a sale or other disposition of the common shares, including those in the form of ADSs, unless the U.S. Holder makes a “mark-to-market” election or a “qualified electing fund,” or QEF, election, as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares, including those in the form of ADSs, will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares, including those in the form of ADSs;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder received the excess distribution or recognized gain, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income; and
•	the amount allocated to each other taxable year in the U.S Holder’s holding period will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares, including those in the form of ADSs, cannot be treated as capital, even if a U.S. Holder holds the common shares or ADSs as capital assets. If we were a PFIC, certain subsidiaries and other entities in which we have a direct or indirect interest may also be PFICs, or Lower-tier PFICs. Under attribution rules, U.S. Holders would be deemed to own their proportionate shares of Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder had not received the proceeds of those distributions or dispositions.

If we are a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a timely and effective election to treat us as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period for their shares, including in the form of ADSs, during which we qualified as a PFIC, which election is referred to as a QEF election, or, if in a later taxable year, the U.S. Holder makes a QEF election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s common shares, including in the form of ADSs, at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would increase the tax basis in their common shares, including in the form of ADSs, by the amount of the gain recognized and, solely for purposes of the PFIC rules, would have a new holding period in its common shares, including in the form of ADSs.

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A U.S. Holder that makes a timely and effective QEF election (or QEF election with a purging election) generally will not be subject to the adverse PFIC rules discussed above with respect to their common shares, including in the form of ADSs, but rather such U.S. Holder will generally be taxable currently on its pro rata share of our ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which we are treated as a PFIC, regardless of whether or not such U.S. Holder receives distributions, so that the U.S. Holder may recognize taxable income without the corresponding receipt of cash from us with which to pay the resulting tax obligation. The basis in the common shares, including those in the form of ADSs, held by such U.S. Holder will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of tax basis in the common shares, including those shares held in the form of ADSs, and will not be taxed again as distributions to the U.S. Holder.

A U.S. Holder’s ability to make a timely and effective QEF election (or a QEF election along with a purging election) is contingent upon, among other things, the provision by us of a “PFIC Annual Information Statement” to such U.S. Holder. If we conclude that we should be treated as a PFIC for any taxable year, we intend to notify each U.S. Holder of such conclusion. However, there can be no guarantee that we will be willing or able to provide the information needed by any U.S. Holder to make a timely and effective QEF election, including a “PFIC Annual Information Statement,” with respect to their common shares, including in the form of ADSs.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock (but not for the shares of any Lower-tier PFIC) to elect out of the PFIC tax consequences discussed above. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the common shares, including those in the form of ADSs, had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of its common shares, including those in the form of ADSs, as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of common shares, including those in the form of ADSs, would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in common shares, including those in the form of ADSs, will be adjusted to reflect any such income or loss amounts included in gross income. If a U.S. Holder makes such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rate discussed above under “Distributions on Common Shares, Including in the Form of ADSs” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a “qualified exchange or other market,” as defined in applicable U.S. Treasury regulations. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading listing, financial disclosure and other requirements set forth in the U.S. Treasury regulations. Our ADSs were delisted from the NYSE. Consequently, if our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs if we were treated as a PFIC. Our common shares are listed on the B3. It is unclear, however, whether the B3 would meet the requirements for a qualified exchange or other market. There can be no assurance, therefore, that the mark-to-market election would be available to a U.S. Holder of common shares if we were treated as a PFIC. In addition, as mentioned above, the mark-to-market election will not be available for Lower-tier PFICs, so U.S. Holders would remain subject to the interest charge and other rules described above with respect to Lower-tier PFICs.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

A U.S. Holder who owns common shares, including in the form of ADSs, during any taxable year that we are treated as a PFIC generally would be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to the common shares, including in the form of ADSs, the availability and advisability of making a QEF election (or a QEF election along with a purging election) or a mark-to-market election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year and the application of the reporting requirements on IRS Form 8621, taking into account their particular situations.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to common shares, including in the form of ADSs, and proceeds from the sale, exchange or redemption of common shares, including in the form of ADSs, may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund in a timely manner with the IRS and furnishing any required information. U.S. Holders are encouraged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

In addition, U.S. Holders should be aware that additional reporting requirements apply (including a requirement to file IRS Form 8938, Statement of Specified Foreign Assets) with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. U.S. Holders are encouraged to consult their own tax advisors regarding the application of the information reporting rules to common shares, including in the form of ADSs, and the application of these additional reporting requirements for foreign financial assets to their particular situations.

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of our common shares, including in the form of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the acquisition, ownership and disposition of our common shares, including in the form of ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as currently in effect, which are subject to change, possibly with retroactive effect, and to differing interpretations.

There is at present no income tax treaty between Brazil and the United States. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares, including in the form of ADSs. Prospective holders of common shares, including in the form of ADSs, should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares, including in the form of ADSs, in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a “Non-Resident Holder.” This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may alter the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or ADSs. Prospective purchasers are advised to consult their own tax advisors with respect to an investment in our common shares or ADSs in light of their particular investment circumstances.

Income Tax

Dividends

As of 2026, dividends paid by a Brazilian company, such as ourselves, to a Non-Resident Holder are subject to withholding income tax, or WTH, in Brazil, at a 10% rate, pursuant to Law No. 15,720/25.

If the sum of (i) the effective corporate income taxes (IRPJ and CSLL) rates applicable to the legal entity paying the dividends and (ii) the withholding tax rate levied on the dividends paid to the Non-Resident Holder exceed the nominal corporate income taxes rate applicable to the legal entity paying the dividends, the Non-Resident Holder may be entitled to a tax credit.

This tax credit is calculated by multiplying (a) the amount of dividends distributed by (b) the difference between the effective corporate income tax rates and the nominal corporate income tax rate applicable to the company paying the dividends. The procedures for claiming this tax credit are still pending regulation by the executive branch of the Brazilian federal government.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholder’s equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest on shareholder’s’ equitycalculated by multiplying the Long Term Interest Rate (“TJLP”, as determined by the Central Bank from time to time, by the sum of determined Brazilian company’s net equity accounts, and the amount of the deduction may not exceed the greater of:

•	50.0% of the net profits (after the social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) related to the period in respect of which the payment is made; and
•	50.0% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15.0%, or 25.0% in case of a resident of a Favorable Tax Jurisdiction (as defined below). These payments may be included, at their net value, as part of any mandatory dividend. The distribution of interest on shareholders’ equity may be determined by our Board of Directors. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

Assurance cannot be given that our Board of Directors will not recommend that future distributions of income should be made by means of interest on shareholders’ equity instead of dividends.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

Favorable Tax Jurisdictions and Privileged Tax Regimes

Under Brazilian tax law, a “Favorable Tax Jurisdiction” is defined as a country or a jurisdiction that: (i) does not impose any tax on income; (ii) imposes income tax at a maximum rate lower than 17%; or (iii) imposes restrictions on the disclosure of ownership composition or securities ownership or does not allow for the identification of the beneficial owners of the earnings that are attributed to non-residents. Pursuant to Law No. 15,079, dated December 27, 2024, the classification of a Favorable Tax Jurisdiction due to income taxation below the 17% threshold may be exceptionally waived for countries that promote national development through investments in Brazil, as further regulated by the executive branch.

Brazilian tax legislation provides for a concept of a Privileged Tax Regime, which is broader than the concept of Favorable Tax Jurisdiction. Pursuant to Law No. 11,727, June 23, 2008, as amended, a Privileged Tax Regime it is a regime that (i) does not tax income or taxes it at a maximum rate lower than 17%; (ii) grants tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned upon the non-exercise of a substantial economic activity in the country or a said territory; (iii) does not tax or taxes proceeds generated abroad at a maximum rate lower than 17%; or (iv) does not allow access to information related to the shareholding composition, ownership of assets and ownership rights or restrict disclosure about economic transactions carried out within its territory.

Normative Ruling No. 1,037, dated June 4, 2010, as amended, provides a list of the Favorable Tax Jurisdictions and PTRs, which is periodically updated to include and exclude countries, locations and tax regimes. Our interpretation is that Normative Ruling No. 1,037/10 represents an exhaustive list of the Favorable Tax Jurisdictions and PTRs to be considered for Brazilian tax purposes.

Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the concept of PTR should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a Privileged Tax Regime provided by Law No. 11,727 will also apply for purposes of the imposition of Brazilian withholding income tax on payments of interest to a Non-Resident Holder. Currently, the understanding of the Brazilian tax authorities is that only payments to countries deemed Favorable Tax Jurisdictions by Normative Ruling No. 1,037 would be subject to withholding tax at a 25% rate. In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a PTR are subject to the same rules applicable to payments made to Non-Resident Holders located in a Favorable Tax Jurisdiction, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

We recommend that prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037, as amended, and Law No. 11,727.

Taxation of Gains

According to Law no. 10,833/03, the capital gains realized by a Non-Resident Holder arising from the sale or disposition of assets located in Brazil, such as our common shares, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

As a rule, capital gains correspond to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the common shares.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

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Capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the B3 (including the organized over-the-counter market) are:

•	exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Joint Resolution 13, or a Portfolio Holder, and (2) is not resident or domiciled in a Favorable Tax Jurisdiction (as described above); and
•	subject to income tax at a rate of up to 25% in any other case, including gains earned by a Non-Resident Holders that has registered its investment in Brazil with the Central Bank under the rules of Joint Resolution 13 and is resident or domiciled in a Favorable Tax Jurisdiction (as described above). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions, which are subject to a rate of 1%.

Any other gains assessed on a disposition of common shares that is not carried out on a Brazilian stock exchange are subject to withholding income tax at a rate of up to 25%. If the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution the withholding income tax of 0.005% will apply and shall be withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be offset against the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions, which, as a rule, are subject to a rate of 1%. Such withholding does not apply to a Portfolio Holder that is not resident or domiciled in a Favorable Tax Jurisdiction.

In the case of redemption of shares or capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the Non-Resident Holder and the proportional acquisition cost of the common shares redeemed is treated, for tax purposes, as capital gains derived from sale or exchange of shares that is not carried out on a Brazilian stock exchange market and subject to the same treatment described above.

Any exercise of preemptive rights relating to our common shares will not be subject to Brazilian withholding income tax. Any gains realized by a Non-Resident Holder on the sale, disposition or assignment of preemptive rights relating to our common shares will be subject to Brazilian income tax according to the same rules applicable to disposition of our shares (see above). Tax authorities may attempt to tax such gains even when sale or assignment of such rights takes place outside Brazil, based on the provisions of Law no. 10,833/03.

There can be no assurance that the current favorable treatment of Portfolio Holders will continue in the future.

Sales of ADSs

Arguably, the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident are not subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/2003. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.

Gains on the exchange of ADSs for shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under Joint Resolution 13, which will entitle them to the tax treatment referred above on the future sale of the shares.

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Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 14,286/2021, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Portfolio Holder.

Gains on the exchange of shares for ADSs

The deposit of shares in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the shares price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates up to 25%, depending on the on the domicile of the Non-Resident Holder. Tax authorities have taken the position that the deposit of shares in exchange of ADS is considered a disposal event for tax purposes, which may trigger the levy of income tax on such gain (Cosit Ruling no. 292/24).

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Pursuant to Decree No. 6,306, dated December 14, 2007, as amended, the conversion of Brazilian currency into foreign currency and the conversion of foreign currency into Brazilian currency should be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. For most exchange transactions regarding the inflow of funds, the rate of IOF/Exchange is 0.38%, whereas for the outflow of funds, the general applicable rate is 3.5%. However, foreign currency exchange transactions related to the inflow of funds and outflow of funds into and out of Brazil in connection with investments carried out by a foreign investor (including a Non-Resident Holder, as applicable) for investment in the Brazilian financial and capital markets, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market are subject to IOF/Exchange tax at a zero percent rate. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares.

The Brazilian government is permitted to increase the IOF/Exchange rate at any time to a maximum of 25%, but only in relation to future transactions. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on Transactions involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds,” on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bond Tax applicable to transactions involving the transfer of shares traded on the B3 with the purpose of the issuance of Depositary receipts to be traded outside Brazil is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable on the ownership, transfer or disposition of shares by individuals or entities not domiciled in Brazil. Gift and inheritance taxes, however, may be levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes payable by holders of shares, or shares comprised of shares.

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EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses which are expected to be incurred in connection with this offering. With the exception of the registration fee payable to the SEC, all amounts are estimates.

Expense	Amount
SEC registration fee	US$
FINRA filing fee	US$
Printing expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$
Total	US$

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VALIDITY OF SECURITIES

The validity of the ADSs and certain matters of U.S. law will be passed upon for us by Hogan Lovells US LLP, New York, New York. The validity of the common shares and other matters governed by Brazilian law will be passed upon for us by TozziniFreire Advogados, São Paulo, Brazil.

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EXPERTS

Our consolidated financial statements incorporated by reference in our 2025 Annual Report, and the effectiveness of our internal control over financial reporting, for the fiscal years ended December 31, 2025 and December 31, 2024, have been audited by Grant Thornton Auditores Independentes LTDA., independent registered public accounting firm, as set forth in their reports thereon.

Our consolidated financial statements incorporated by reference in our 2025 Annual Report, and the effectiveness of our internal control over financial reporting, for the fiscal year ended December 31, 2023, have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their reports thereon, included therein.

The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Brazil. A substantial portion of our directors and executive officers and certain of the experts named herein are non-U.S. residents, and all or a significant portion of the assets of such persons and a significant portion of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against us or such persons, including those predicated upon the civil liability provisions of the U.S. federal securities laws.

A judgment obtained outside Brazil against us, our directors and officers, or the experts named in this prospectus would be enforceable in Brazil, without retrial or re-examination of the merits, only upon prior recognition of such judgment by the Superior Court of Justice of Brazil (Superior Tribunal de Justiça). Such recognition will generally occur, in accordance with Articles 963 and 964 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015), only if the foreign judgment: (i) complies with all formalities required for enforcement under the laws of the jurisdiction where it was rendered; (ii) is issued by a court of competent jurisdiction after proper service of process on the parties, which service must comply with Brazilian law if made in Brazil, or, if made abroad, after sufficient evidence of the parties’ absence has been given, as required by applicable law; (iii) is final and binding and, therefore, not subject to appeal in the rendering jurisdiction (res judicata); (iv) does not conflict with a final and unappealable decision issued by a Brazilian court on the same subject concerning the same parties; (v) does not violate the exclusive jurisdiction of Brazilian courts; (vi) is for payment of a fixed amount; (vii) is duly apostilled in accordance with the Convention Abolishing the Requirement of Legalization for Foreign Public Documents of October 5, 1961, or, if applicable, duly authenticated by the competent Brazilian consulate, and is accompanied by a sworn translation into Portuguese, unless waived by treaty; and (viii) is not contrary to Brazilian national sovereignty, public policy, good morals or human dignity.

In addition, a plaintiff, whether Brazilian or non-Brazilian, that resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must provide a bond to guarantee court costs and legal fees, except in the case of (i) exemptions provided by an international agreement or treaty to which Brazil is a signatory; (ii) an action for enforcement of an extrajudicial instrument (título executivo extrajudicial) or court judgment (cumprimento de sentença); (iii) enforcement of a judgment, including foreign judgments that have been duly recognized by the Superior Court of Justice; and (iv) counterclaims. Such bond must be sufficient to satisfy the payment of court fees and the defendant’s attorneys’ fees, as determined by the Brazilian judge. Notwithstanding the foregoing, we cannot assure you that recognition or enforcement of any judgment will be obtained, or that the processes described above can be conducted in a timely manner.

As a rule, interlocutory decisions ordering measures over the course of a foreign proceeding also require recognition by the Superior Court of Justice to be effective in Brazil and are typically implemented by means of a rogatory letter (carta rogatória), which may be subject to challenges by interested parties. Following recognition of a foreign judgment, a separate enforcement proceeding before Brazilian courts is required to obtain a writ of execution; no assurance can be given that such writ would be obtained in a timely manner. If proceedings are brought in Brazilian courts seeking to enforce our obligations, we would not be required to discharge our obligations in a currency other than Brazilian reais, and any judgment rendered in Brazil with respect to payment obligations would be expressed in reais. The ability of a judgment creditor to satisfy a judgment by attaching certain of our assets is subject to, and limited by, provisions of Brazilian bankruptcy, insolvency, liquidation, judicial or extrajudicial recovery and similar laws if those assets are located in Brazil.

To be listed on the Level 2 segment of B3 , we have adhered exclusively to the Market Arbitration Chamber of B3 (Câmara de Arbitragem do Mercado) for the resolution of disputes between us and our investors relating to, or arising from, the enforceability, validity, applicability, interpretation, breach and effects of the provisions of Brazilian corporate law, our bylaws, the rules published by the CMN, the Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, including the Level 2 rules, the Level 2 listing agreement, the Level 2 sanctions regulation and the rules of the Market Arbitration Chamber of B3. Therefore, any disputes among our shareholders and holders of ADSs, and disputes between us and our shareholders and holders of ADSs, will be submitted to the Market Arbitration Chamber of B3. As a result, a court in the United States could require that a claim brought by a holder of ADSs predicated upon the U.S. securities laws be submitted to arbitration in accordance with our bylaws. In that event, a purchaser of ADSs could be effectively precluded from pursuing remedies under the U.S. securities laws in U.S. courts. However, a court in the United States could allow claims predicated upon the U.S. securities laws brought by holders who purchased ADSs on the NYSE to be submitted to U.S. courts.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into in this prospectus for a copy of such contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. These materials may also be found, free of charge, in the “Investors” section of our website at www.voeazul.com.br. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

As a foreign private issuer, we are exempt under the Exchange Act from the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference in this prospectus much of the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. This prospectus incorporates by reference our 2025 Annual Report.

Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed as so modified or superseded, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to:

Azul S.A.
Edifício Jatobá, 8th Floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil
Telephone Number: +55 (11) 4831-2880
Attention: Investor Relations Department

Our reports and documents incorporated by reference into this prospectus may also be found in the “Investors” section of our website at www.voeazul.com.br. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or any registration statement of which it forms a part.

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Common shares, including common shares
in the form of American depositary shares

________________________________

Preliminary Prospectus

________________________________

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PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under Brazilian Law, any provision, whether contained in the bylaws of a company or in any agreement, exempting any officer or director against any liability which by law or otherwise would attach to them in respect of negligence, misfeasance, breach of duty or trust, is void. A company may, however, indemnify an officer or director against any liability incurred by them in defending any proceedings, whether criminal or civil, in which a judgment is given in their favor. We have entered into indemnity agreements with two of our independent directors pursuant to which we agree to indemnify and hold each of them harmless for certain losses arising out of their respective positions as directors excluding any willful misconduct, fraud or severe negligence.

Item 7.	Recent Sales of Unregistered Securities

Set forth below is a certain information in relation to all securities of the Company sold by the Company in the United States within the past three years which were not registered under the Securities Act. The Company has not sold any securities that it reacquired within the past three years.

As described in the prospectus forming part of this registration statement, the Company completed the Conversion of its entire share capital into a single class of common shares effective as of January 15, 2026, and the Company has completed the First Reverse Share Split and the ADS Reverse Share Split. The numbers of common shares and, where applicable, preferred shares, referred to below refer to the number of shares issued on the relevant date and have not been adjusted to reflect the effects of the Conversion or the First Reverse Share Split.

Capitalized terms used but not defined herein have the meaning given to such terms in the prospectus forming part of this registration statement.

Equity Securities

Equitization Offering

(a) Securities sold. The Company sold 723,861,340,715 common shares and 723,861,340,715 preferred shares on January 9, 2026.

(b) Purchasers. Holders of first lien and second lien secured claims against the Debtors that were converted into equity pursuant to the Plan of Reorganization.

(c) Consideration. The common shares and preferred shares were issued in exchange for approximately US$1.6 billion of first lien and second lien secured claims against the Debtors in the Voluntary Restructuring. The offering price was approximately R$0.00013527 per common share and approximately R$0.01014509 per preferred share

(d) Exemption from registration claimed. Section 1145 of the Bankruptcy Code pursuant to the Voluntary Reorganization and Regulation S.

Equity Rights Offering

(a) Securities sold. The Company sold 45,477,707,683,900 common shares on February 20, 2026.

(b) Purchasers. Professional investors in Brazil, the United States and elsewhere, including the Backstop Commitment Parties, the Additional Investment Holders and United Airlines.

(c) Consideration. The offering price was approximately R$0.00010966 per common share, resulting in a capital increase in the Company of R$4.99 billion. Common shares were required to be subscribed for cash or, for certain creditors under our DIP Financing, by delivering the relevant DIP Financing notes.

(d) Exemption from registration claimed. Section 4(a)(2) of the Securities Act and Regulation S.

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Warrants Exercisable for Common Shares

(a) Securities sold. On February 17, 2026, the Company agreed to sell to (i) United Airlines, Additional Investment Warrants exercisable for up to 716,372,446,058 common shares for an aggregate exercise price of up to US$15 million (which is equivalent to approximately US$0.00002094 per common share), (ii) the other Additional Warrant Holders, Additional Investment Warrants exercisable for up to 477,581,630,701 common shares for an aggregate exercise price of up to US$10 million (which is equivalent to approximately US$0.00002094 per common share), (iii) American Airlines, American Warrants exercisable for 4,775,816,307,051 common shares for an aggregate exercise price of US$100 million (which is equivalent to approximately US$0.00002094 per common share), and (iv) the GUC Trust, GUC Warrants exercisable for common shares representing up to 2.2% of the outstanding share capital of the Company for an exercise price of approximately US$0.00006943 per common share. The issuance of the above-referenced warrants shall take place following a preemptive rights exercise period in Brazil which will expire on March 25, 2026.

(b) Purchasers. As specified in (a) above.

(c) Consideration. The Additional Investment Warrants are to be acquired by United Airlines and the other Additional Warrant Holders for a subscription price of R$ 0.00000000001 per Additional Investment Warrant. The American Warrants are to be acquired by American Airlines for a subscription price per American Warrant of R$0.00000000001. The GUC warrants are to be acquired by the GUC Trust for a subscription price per GUC Warrant of approximately R$ 0.00057729 per GUC Warrant.

(d) Exemption from registration claimed. Section 4(a)(2) of the Securities Act and Regulation S in respect of the sale of all warrants referred to above, except that the GUC Warrants, the exemption from registration claimed is Section 1145 of the Bankruptcy Code pursuant to the Voluntary Reorganization.

Additional Equity Issuances

In addition to the issuances of equity securities referred to above, during 2025, the Company issued additional equity securities that were primarily issued in satisfaction of certain indebtedness and other obligations owned by the Company and its subsidiaries to professional investors, lessors and OEMs. Such equity securities were offered and sold pursuant to Section 4(a)(2) of the Securities Act and Regulation S and, in respect of certain mandatory equitizations of second lien secured bonds, on reliance on Section 3(a)(9) of the Securities Act. In view of the substantial issuance of equity securities set forth above pursuant to the Plan of Reorganization, the equity issuances carried out by Azul during 2025 are not material.

Debt Securities

Exit Notes

(a) Securities sold. Azul Secured Finance LLP (a wholly-owned subsidiary of the Company) sold US$1.375 billion in aggregate principal amount of its 9.875% senior secured notes due 2031 on February 6, 2026.

(b) Purchasers. Professional investors in the United States and elsewhere in compliance with customary selling restrictions.

(c) Consideration. The issue price to investors was 99.028% of the principal amount of the Exit Notes and was payable in cash.

(d) Exemption from registration claimed. Rule 144A under the Securities Act and Regulation S.

Additional Debt Issuances

In addition to the issuance of the Exit Notes referred to above, in the last three years, the Company or certain of its subsidiaries issued and sold various debt securities outside Brazil to professional investors in reliance on Section 4(a)(2) of the Securities Act and Regulation S. As a result of the Voluntary Reorganization and the implementation of the Plan of Reorganization, such debt securities are no longer outstanding.

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Item 8. Exhibits and Financial Statement Schedules

(a)       The following documents are filed as part of this registration statement:

The exhibit index attached hereto is incorporated herein by reference.

(b)       Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(iii) If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

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(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit Number	Description
3.1	Bylaws of the Registrant (Estatuto Social) (English translation) (previously filed as Exhibit 99.1 of Form 6-K (File No. 333-263414) as filed with the SEC on February 20, 2026, and incorporated by reference herein).
4.1	Deposit Agreement entered into among the Registrant, Citibank N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt annexed thereto as Exhibit A, and Amendment No. 1 to the Deposit Agreement (previously filed as Exhibit 99(a)(i) and Exhibit 99(a)(ii) of Form F-6 (File No. 333-263414) as filed with the SEC on January 22, 2026 and January 26, 2026, and incorporated by reference herein).
4.2	Registration Rights Agreement (previously filed as Exhibit to our annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on , 2026, and incorporated by reference herein).
5.1	Opinion of TozziniFreire Advogados, Brazilian legal counsel of the Registrant, as to the legality of the common shares.*
10	*
21.1	Subsidiaries of the Registrant (previously filed as Exhibit 8.1 to our annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on , 2026, and incorporated by reference herein).
23.1	Consent of Grant Thornton Auditores Independentes LTDA., independent registered public accounting firm.
23.2	Consent of Ernst & Young Auditores Independentes S.S., independent registered public accounting firm.
23.3	Consent of TozziniFreire Advogados (included in exhibit 5.1).
24.1	Power of Attorney (included on signature page to this registration statement).
107	Filing Fee Table.

* To be filed by amendment.

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Barueri, São Paulo, Brazil, on this day of 2026.

Azul S.A.

By:

Name: John Peter Rodgerson

Title: Chief Executive Officer

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Confidential Treatment Requested by Azul S.A. Pursuant to 17 C.F.R. Section 200.83

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Peter Rodgerson their attorney-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-1, including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities of Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

John Peter Rodgerson	Chief Executive Officer and Director	, 2026

Alexandre Wagner Malfitani	Chief Financial Officer	, 2026

Ricardo Luiz Temer Mariano	Controller	, 2026

David Gary Neeleman	Chairman of the Board of Directors	, 2026

Sérgio Eraldo de Salles Pinto	Vice-Chairman of the Board of Directors	, 2026

Daniella Marques Consentino	Director	, 2026

Gilberto de Almeida Peralta	Director	, 2026

Patrick Wayne Quayle	Director	, 2026

Renata Faber Rocha Ribeiro	Director	, 2026

	on behalf of Cogency Global Inc., Authorized U.S. Representative	, 2026

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